Total # of Pages: 104
Total # of Exhibits: 1
Exhibit Index: p. 2

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2005 (Second)

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of April 2005, and incorporated by reference herein, is: 000002

Exhibit No.	Description	Page
1.	Randgold Resources – 2004 Annual Report	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By: ____________________
David J. Haddon
Group Company Secretary

Dated: April 19, 2005

Exhibit 1

000005






ANNUAL REPORT 2004

RANDGOLD RESOURCES

CONTENTS



2004 HIGHLIGHTS

- Solid net profit of US$20.1 million for the year
- Morila makes significant contribution after expansion problems resolved
- Loulo construction steps up a gear, on track for first production mid-2005
- Deep drilling takes Loulo resource past 8 million ounces
- Commitment to organic growth sees exploration and drilling in six countries
- Changes in share ownership make Randgold Resources fully independent

US$000	31 Dec 2004	31 Dec 2003
Profit from mining activity*	35 850	77 936
Exploration and corporate expenditure	15 529	17 007
Depreciation and amortisation	8 738	10 269
Net profit	20 114	47 526
Total assets	268 461	224 534
Shareholders' equity	191 169	177 187
Market capitalisation at year-end	676 369	814 317
Basic earnings per share	0.34	0.83

* *Refer to note 25: Notes to the Annual Financial Statements page 84.*



CORPORATE PROFILE

- Randgold Resources is an international gold mining and exploration business focused on Africa. It was incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and Nasdaq in 2002. It is a member of the FTSE 250 Index.

- It has to date discovered the 7 million ounce Morila deposit in southern Mali, the 3 million ounce Tongon deposit in Côte d'Ivoire and added more than 7 million ounces to Loulo in western Mali, including the discovery of the Yalea orebody.

- It successfully developed Morila into a world-class mine which, since it started production in October 2000, has produced 3.1 million ounces at a total cash cost of US$105/oz. It is currently developing a second major mine at Loulo in Mali, which is scheduled to produce its first gold in July 2005 from an open-pit operation. A development study on an underground operation, which would significantly extend Loulo's size and life, is due for completion this year.

- Randgold Resources has a prefeasibility project at Tongon in Côte d'Ivoire and a portfolio of prospective exploration projects in Mali, Côte d'Ivoire, Senegal, Tanzania, Ghana and Burkina Faso.

OUR MISSION

- To achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold.



CHAIRMAN'S STATEMENT

Randgold Resources celebrates the tenth anniversary of its incorporation this year, and to mark the occasion, a review of its first decade has been included with this report. It tells the story of how an exceptional company has been built through a clear strategy, vigorously implemented, as well as steely determination in the face of great odds.

From its conception, the company was designed to offer the market a distinct alternative to conventional gold mining businesses through an intense, almost passionate, commitment to the creation of real value for all stakeholders. Driven by the objective of generating substantial returns, it has sought, found and developed world-class assets, forged productive partnerships, and built a strong investor following.

As a result of these efforts, Randgold Resources today commands an eminent position among the gold industry's mid-cap companies. It is a pan-African business with listings in London and in New York on Nasdaq. It is a fully independent group of companies with a high-quality, well-balanced investor base. It is on the brink of commissioning its second major mine and has a portfolio full of attractive prospects. It can contemplate the considerable achievements of its past with pride and look ahead with confidence to further growth in its future.

The year under review was again an active and eventful one for the group. It had to contend with two enormous challenges: the development of Loulo being fast-tracked and persistent production problems at Morila. By the year-end, the first of these was well on schedule and the second had been brought back under control. In spite of the difficulties at Morila and expenditure of US$16 million on exploration and corporate activity, the group succeeded in improving on its forecast with a net profit of US$20.1 million for the year. Given the group's sustained strong performance and its robust balance sheet, the board considered initiating dividend payments, but decided that shareholders' interests would be better served by continuing investment in the development of the group's growth prospects. We have, for example, allocated a further US$7 million to the deep drilling programme at Loulo, where the resource already exceeds 8 million ounces and gives every indication of greater potential. We shall review the decision on dividends again at mid-year.

For the industry, 2004 was the year in which the gold price maintained its upward trend, touching a 16-year high of US$450/oz from the 2003 average of US$364. The continuing weakness of the dollar, which reached a record low against the euro, is clearly a major factor in this bull run. It appears that after the US presidential election the market has become increasingly focused on the structural problems in the American economy, notably the balance of payments and budgetary deficits.

Philippe Liétard




North America - 63.36%
United Kingdom - 30.15%
Switzerland - 2.36%
Mauritius - 2.31%
Japan - 0.80%
Australia - 0.51%
France - 0.21%
Germany - 0.15%
Austria - 0.07%
Rest of Europe - 0.06%
China - 0.02%

GEOGRAPHICAL DISTRIBUTION OF INSTITUTIONAL SHAREHOLDERS (%)


Volume (LSE)
Randgold USD*
Randgold GBP*
HSBC Global Gold Index
* Movement relative to HSBC Global Gold Index
Volume traded millions
Index
1.20
1.00
0.80
0.60
0.40
0.20
0.00
120
100
80
60
40
20
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
2004
2005

TOTAL SHAREHOLDER RETURN vs HSBC GLOBAL GOLD INDEX

The rise in the dollar price of gold has not benefited all producers, and the South African miners in particular have suffered from the effects of a strong rand. The resulting strain on margins and cashflows is a major force driving the current round of consolidation in the industry.

The gold price rose not just in dollar terms but also in relation to other currencies. Euro gold prices increased in November from €332/oz to €344. The rupee gold price also increased but did not dampen physical demand from India, the largest single consumer market for gold. In the rapidly expanding Chinese economy, gold investment is also picking up. Central banks, a major element of supply and demand, in general appear committed to more transparent and controlled transactions.

Against this background, gold's investment profile has continued its steady improvement. More generalist funds are beginning to look seriously at the sector and the launch of a new fund which enables the US retail market to invest in physical gold has generated a great deal of interest. The outlook for gold therefore remains good.

Much of the industry is, however, facing cost pressures generated by strong local currencies and high oil prices. The high dollar oil price is largely an exchange rate issue as well. As long as we expect dollar weakness, we'll have high gold prices and high oil prices. But we're more exposed on the revenue side than the cost side. Investment in new production is being constrained by sharp cost increases, notably for construction materials such as steel, for which Chinese demand has created a worldwide shortage. The challenge for the large producers is to sustain production levels by replenishing the ounces they mine each year, and indications are that they will continue to seek to do so through mergers and acquisitions.

This state of flux obviously creates growth opportunities at the corporate level, and Randgold Resources continues to evaluate the prospects for strategic leverage through mergers, acquisitions and joint ventures. Its priority, however, remains organic growth.

In line with this, the group currently has active exploration and drilling programmes in five African countries, as detailed elsewhere in this report. With cash resources of almost US$80 million, it is securely positioned to fund these programmes and our equity portion of the Loulo development, as well as to pursue corporate opportunities. In fact, one of the defining characteristics of Randgold Resources is its capacity to continue investing substantially in its future growth.

The group has maintained its emphasis on high corporate governance standards during the year. It is currently working towards its compliance with section 404 of the US Sarbanes-Oxley Act (SOX).

In terms of this act, Randgold Resources, like other US-listed companies, is required from the end of 2006 to report on management's evaluation of controls over financial reporting. The intention is to make management fully accountable for internal controls over financial reporting: its assessment of the effectiveness of these controls must be externally audited and stated in the annual report.

The group has also recently completed an external review of its share register. The key findings of this exercise are that at the end of 2004, Randgold Resources had 121 institutional investors who held almost 60% of its shares. Of the top 20 institutions, 12 are based in the USA, five in the UK, two in Canada and one in Switzerland. The US retail, ADR and brokerage market accounts for just over 30% of the investor base. Overall US ownership, institutional and retail, amounts to 57% of the total of some 6 000 shareholders and ADR participants.

These statistics show how successful the company has been in attracting quality investors and building a broad and diversified shareholder base. The attainment of this goal - one of the company's principal strategic objectives - is a tribute to Randgold Resources' record of value creation, but also to the effective brand differentiation created by its corporate marketing and investor relations programmes. These are personally led by the tireless Mark Bristow, who in 2004 held more than 200 investor meetings in 15 cities in eight countries on three continents.

The separation between Randgold Resources and Randgold & Exploration has caused the group to establish a new subsidiary, Seven Bridges, to take over the mainly administrative services that were previously provided by Randgold & Exploration. It has also led to Roger Kebble's retirement as chairman and from the board. We thank him for the support he provided and the opportunities he created in his seven years as chairman, and we wish him every success in the pursuit of his other interests.

I have assumed the chair at a time when Randgold Resources is gearing up for even greater things. Mark Bristow and his team have matured into a formidable force, with an imposing arsenal of skills and assets. I look forward to working with them and my colleagues on the board in guiding the company into its next growth phase.

On behalf of the board, I would like to use this opportunity to reiterate our gratitude for the support of our shareholders and our other stakeholders, particularly the governments and people of the countries in which we operate. I would also like to thank my fellow board members for their wise counsel and all the staff at Randgold Resources and its subsidiaries for their continued effort and commitment.

Philippe Liétard
Chairman

DIRECTORS

AS AT 31 JANUARY 2005

PHILIPPE LIÉTARD (56)
Chairman
Mr Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000 he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.




1
2
3
4
5
6
7

1. Philippe Liétard, 2. Robert Israel, 3. Mark Bristow, 4. Roger Williams, 5. Aubrey Paverd, 6. Jean-Antoine Cramer and 7. Bernard Asher.

D MARK BRISTOW (46)

Chief executive officer

A geologist with more than 20 years' experience in the mining industry, he holds a PhD in Geology from Natal University. Dr Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. In August 1995 he was appointed a director and subsequently in October 1995 chief executive of Randgold Resources, when it was established as Randgold & Exploration's international mining and exploration subsidiary. He has been instrumental in building and developing Randgold Resources into a gold-focused mining and exploration company and has played a significant role in encouraging the emergence of the mining sector in the West African sub-region. In addition to the above responsibilities, during the period from 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mines of the Randgold & Exploration Group and its affiliated gold mining companies. He has held director positions on the boards of Harmony Gold Mining Company Limited and Durban Roodepoort Deep Limited.

ROGER A WILLIAMS (41)

Finance director

Mr Williams is a chartered accountant with 17 years' experience in finance including eight years in the mining industry. Prior to joining Randgold Resources in January 1997, he was a financial manager for Kimberly-Clark of Southern Africa and an audit manager with Deloitte & Touche in the UK. In November 2001 he was appointed an alternate director, and was appointed finance director in April 2002.

BERNARD H ASHER (68)

Senior independent non-executive

Chairman of the audit committee and member of the remuneration committee

1986 - 1998, he was an executive director of HSBC Holdings plc and chairman of the HSBC Holdings' subsidiary, HSBC Investment Bank plc. He was chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He is chairman of Lion Trust Asset Management and senior independent director of Morgan Sindall. He was appointed a director of Randgold Resources in June 1997 and senior independent director in October 2003.

JEAN-ANTOINE CRAMER (73)

Non-executive

Member of the audit committee

Mr Cramer was senior partner in Messieurs Cramer & Cie, a Geneva portfolio management company, was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics. He was appointed a director of Randgold & Exploration in 1994 and resigned following his appointment to the Randgold Resources board in 1997.

ROBERT I ISRAEL (55)

Non-executive

Chairman of the remuneration committee

Until April 2000, a managing director of Schroder & Co Inc of New York and head of its energy department, Mr Israel is now partner at Compass Advisers, LLP. His experience in corporate finance, especially the natural resources sector, extends over 26 years. Mr Israel was appointed a director in June 1997.

AUBREY L PAVERD (66)

Non-executive

Member of the audit committee

Appointed a non-executive director in August 1995, Dr Paverd brings 40 years of international geological experience to the board. He served as vice-president of exploration for Newmont in USA and from 1994 to December 1999, he was the group executive (exploration) at North Limited in Melbourne, Australia. Dr Paverd is now an independent consultant and a non-executive director of Compania de Minas Buenaventura.



CHIEF EXECUTIVE'S REPORT

At the outset of 2004, we said this would be a year of construction and consolidation, and so it has proved. Through an occasionally Herculean effort by the management team, the substance and structure of Randgold Resources have been significantly strengthened, and we ended the year ahead of our expectations in spite of the sizable hurdles we had to clear along the way.

We recognised at the beginning of the year that our ability to benefit fully from the gold price boom would be constrained by the chronic expansion commissioning and operational problems at Morila. We took a two-pronged approach to this problem: we intervened operationally at Morila, and we decided to bring the development of Loulo forward by six months. In line with our commitment to organic growth, meanwhile, we continued to pursue our African footprint strategy, fortifying and enlarging our presence in the continent's main gold fields.

Looking back over this very busy period, the highlights of 2004 were:

- The fourth-quarter recovery at Morila, when it virtually equalled the preceding nine months' production to post an output of more than 500 000 ounces for the year.
- The rapid conversion of Loulo from an exploration site to a mine that is scheduled to pour its first gold in July this year.
- The continuing expansion of the Loulo resource - already at the 8 million ounce mark - and the growing evidence that this would become a long-life mine.
- The successful sale of Syama, which demonstrated our ability not only to discover, develop and run mines, but also to dispose of them when necessary.
- The acceleration of our exploration and drilling programmes, which at the start of this year were active in five countries, with a sixth under review.
- The final payment on the Morila project loan and the securing, on favourable terms, of US$60 million project finance for Loulo.
- The changes in our shareholder structure which have made Randgold Resources a fully independent company.



Mark Bristow

GETTING MORILA BACK ON TRACK

For the first three quarters of the year Morila was plagued by plant commissioning and maintenance problems related to the incorporation of the expansion facility into the operating plant. Frustrated by the persistence of these problems, which had a severe impact on production, we decided to intervene operationally. We developed a technical action programme and timetable in conjunction with AngloGold Ashanti senior management to resolve the situation as a matter of urgency. The implementation of this programme, which we are continuing to monitor closely, is having the desired effect. In the fourth quarter, mill throughput was close to design capacity and this, coupled with a higher feed grade, produced a significant improvement in output. Gold production for the quarter was 226 679 ounces at a cash cost of US$136/oz, giving a total for the year of 510 485 ounces at US$184 - short of the original target of 535 000 ounces but better than was expected at the third-quarter stage.

Going into 2005, Morila faces a threefold challenge. The first is finally to bed down the expansion project by achieving a consistent throughput of 350 000 tonnes per month, and reaching the target in excess of 600 000 ounces for the year. The second is to work towards a real-time understanding of the business, particularly with regard to costs. The third is to expand the resource, and on this front exploration is continuing on the orebody extensions as well as the nearby Samacline target. The work on the extensions is steadily increasing the reserve and resource ounces, while the multiple gold intersects being returned by Samacline indicate that there is potential for another substantial resource within the lease area.

LOULO CONSTRUCTION IN TOP GEAR

Over at Loulo, meanwhile, mining officially started on 23 December when one of our Caterpillar excavators dug the first bucketload of waste material. Initial operations are focused on constructing the run-of-mine pad with waste material from Loulo 0. In March, the emphasis will shift to the Yalea pit where softer oxide ore will be mined and stockpiled ahead of the commissioning of the plant, scheduled for July. The phased approach we are taking is similar to the one we successfully applied at Morila. Essentially it involves starting with the softer ore materials and phasing in the competent ores once the soft ore production stream has been bedded down.

Most of the mine infrastructure has already been completed - more than 2 500 cubic metres of concrete has been poured to date - and the operational team which will oversee the commissioning and run the mine has already settled in on site. In a demanding logistical exercise taking more than two months, the two ball mills were transported by road convoy from the factory where they were manufactured in South Africa, across country to Richards Bay, then by sea on a specially chartered ship to the port of Dakar in Senegal, followed by an arduous journey by road again across Senegal and Mali to the new mine.

By advancing the target for gold production, we imposed on ourselves a tight schedule with little margin for error. With all the components of the project on a critical path, we are currently at the high-tension stage, but barring the unforeseen, we are confident that Loulo will pour its first gold as planned.

When Loulo first got the green light, we described it as the most exciting undeveloped gold asset in Africa. The claims we had made earlier for Morila proved to be no exaggeration and, similarly, we believe Loulo will more than live up to its billing. We nurtured it painstakingly to the point where the open-pit operation now being brought into production was in the bank, and from that solid base we are now exploring its steadily increasing potential. Deep drilling at the Yalea and Loulo 0 orebodies has had a major impact on the dynamics of the project, adding real long-term value to what is already a major asset. After completion of a prefeasibility study which confirmed the potential for a long-life underground operation, we commissioned SRK consulting to complete an underground development study. A base case will be completed with data available at end March and the results will be available in the second quarter of the year. However the results from the ongoing deep drilling programme are such that we envisage further updates to the study during the rest of the year.

EXPANDING OUR AFRICAN FOOTPRINT

The best way to create value is through discovery, as our record shows. The key component of our growth strategy is therefore an aggressive exploration programme, designed to discover profitable ounces and build a well-balanced portfolio. This process constantly feeds in fresh prospects at the base of our Resource Triangle and evaluates these to produce a layer of targets from which we select our feasibility projects.

Over the past year, we again delivered on our promise to expand our country exposure and project portfolio throughout the major gold belts of east and west Africa. We now have a groundholding of 8 700km^2 and 115 targets in six countries, in five of which exploration and drilling programmes are currently under way. Aside from the work being done at and around Morila and Loulo in Mali, we are active in Tanzania, Senegal, Burkina Faso and Ghana.

We are consolidating our holdings in the major growth node of Tanzania, where we are already the dominant presence in the Musoma greenstone belt - one of the most underexplored areas in that country - with 19 permits covering more than 1 000km^2. In the Mara belt, we have taken a focused approach, exploring for a known style of mineralisation beneath recent cover basalts. We now believe the two belts may form part of a single large arcuate belt similar to those in the Lake Victoria gold fields, and we are doing generative work to develop and test this concept.

In Senegal, drilling has started on four targets and surface exploration continues to evaluate additional targets for future drilling, while in Burkina Faso our ground teams are fast-tracking projects for drill-testing. We have concluded that the potential in the Adansi Asaasi permit next to the Obuasi mine is not sufficiently attractive to lead us to do a deep drilling programme. However, additional opportunities are being thoroughly assessed by a combination of regional scale modelling and on the ground investigation.

Our Tongon project in the Côte d'Ivoire has been on hold since the outbreak of civil unrest in that country, but it is worth noting that, like Morila and Loulo, Tongon is an asset which any gold company would be delighted to own. A great deal of international effort, led by South African president Thabo Mbeki, is currently being brought to bear on the stabilisation of the Côte d'Ivoire and in anticipation of an eventual return to normality, we are currently updating our Tongon feasibility study.

During the year we consolidated our exploration and evaluation functions following an organisational development review. This has integrated a highly motivated, experienced and well-balanced team and focused their considerable intellectual capital on the business of cost-effectively exploring, assessing and developing ore deposits.

THE SALE OF SYAMA

In the course of the year we concluded the sale of our 80% interest in the dormant Syama mine in Mali to Resolute Mining of Australia for US$6 million plus agreed liabilities and royalties. Syama had been on care and maintenance since 2002, when the collapse of the gold price made it unprofitable.

We took over Syama when we acquired BHP Mali in 1996 and it was a key plank in the platform from which we listed Randgold Resources on the London Stock Exchange in 1997. When it became clear that the mine could not hold its own at the low gold price levels of 2002, we made the difficult decision to place it on care and maintenance while we considered the best way forward. The solution we found is, I believe, commercially sensible as well as socially responsible: a significant national asset has been preserved for Mali and we have managed to realise some value from it.

STRATEGY AND CYCLES

Elsewhere in this report there is a graph which tracks the landmarks of our history against the 10-year trend of the gold price. This hindsight shows that we generally made the right decisions at what eventually proved to be the right times. It also illustrates the importance of long-term thinking in this industry: you cannot build a business if your vision is limited to the next quarter.

At the incorporation of Randgold Resources, we stated our mission: to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. Ten years on, that is still our quest.

We have persevered through the bad times because we have faith in our value creation strategy, a faith supported by the tangible results it has already produced. This is why as the graph shows, we carried on with our exploration programmes - and made major discoveries - when the gold price was down at the US$250/oz level and the big companies cut their exploration to the bone.

But there is much more to our strategy than just this search. It is the strong foundation on which all our planning is based and the framework for our decision-making. It determines the allocation of our resources and provides us with the criteria for our target areas, the filters for our prospects and the hurdle rates for our projects. It structures the carefully considered, methodical development process we applied at Morila and are now using again at Loulo. It supplies the discipline for tough choices, such as the closure of Syama. At the corporate level, it sets clear objectives and delineates the means of achieving them. Thus, for example, we significantly broadened our investor base and improved our liquidity through the Nasdaq listing in 2002 and last year's share split.

A TOP TEAM, OPERATING AT HIGH EFFICIENCY

At the heart of our strategy is the understanding that an excellent business requires excellent people, operating at optimum levels of efficiency and effectiveness.

The Randgold Resources executive team, most of whom have been with the group since its inception, have repeatedly proven their exceptional competence and commitment. Each is an expert in a specialist field. All share a common vision and value system. Together they constitute what I believe is one of the most versatile, dynamic and accomplished managements in the gold industry, combining exploration and operational expertise with a considerable degree of finesse in handling complex corporate issues.

Our principle of employing talented people also extends into the countries where we operate, and where we have had significant success in developing and empowering local managers. The general manager of our new operation at Loulo, for example, is Amadou Konta, the first Malian to head a large gold mine in that country. His compatriot Mahamadou Samaké is our general manager for Mali. Both are members of the Randgold Resources executive committee. This local-development policy has not only provided us with strong regional managements but has also ensured that our culture and goals are understood and accepted throughout our geographically diversified business.

The Randgold Resources of today is a tribute to the efforts of its core team and its regional support teams. These people also represent the firm foundation on which our plans for the future are built. I thank them for their boundless passion for this business and I look forward to their company on the road ahead. On behalf of management, I should also like to express our appreciation to the board for the invaluable guidance and support they provide.

STRONG ORGANIC GROWTH AHEAD

Our priority for 2005 is to bring the Loulo mine in on budget and on time. At the same time, we are continuing to expand the resource there through deep drilling, and we are progressing the economic study to the point where we can make a thoroughly informed decision about the development of an underground operation to extend the open-pit mine currently being completed.

We will keep up the pressure at Morila to ensure that the recent recovery is sustained and that the mine meets its production targets. And in our well-entrenched positions in Africa's major gold belts, we will continue the hunt for more plus 2 million ounce deposits.

As the chairman indicated in his report, we remain alert to corporate opportunities and we have completed due diligences on a number of these during the past year. However, Randgold Resources does not need to do deals to prosper or survive. We are forecasting strong organic growth for 2005, with Morila scheduled to exceed 600 000 ounces at a cost target of US$200/oz and Loulo contributing 100 000 ounces at around US$230/oz, if everything continues to go according to plan.

The theme of this year's annual report is The Voyage Continues. Its message is that after a decade of delivery on its value-creation commitment, Randgold Resources is more strongly positioned than ever before to realise the rich prospects that are within its reach.

Mark Bristow
Chief executive



REVIEW OF OPERATIONS

OPERATIONS AND PROJECTS

MORILA GOLD MINE

The Morila mine struggled for much of the year before the commissioning of the plant expansion in September but completed the year with a very good fourth quarter.

In the first three quarters of the year, gold production dropped due to expected lower grades and the failure to increase tonnage throughput as a result of the delay in commissioning the plant expansion project. Nevertheless the mine still produced 510 485 ounces at a total cash cost of US$184 per ounce. Profit margins dropped as a result of increased costs and the production difficulties, but by year-end substantial profits were again being made as higher grade was being accessed in the pit and the plant was functioning to design specification.

The Morila mine is owned by a Malian company, Morila SA which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by Randgold Resources and AngloGold Ashanti Limited. The mine is controlled by a 50:50 joint venture management committee with day-to-day operations being the responsibility of AngloGold Services Mali SA ("Anser"), a Malian subsidiary of AngloGold Ashanti, under an operating agreement.

The Randgold Resources team was forced to intervene to assist the operator to identify the problems hampering production and, with its joint venture partner, developed a technical action plan. The implementation of this plan was closely monitored and by the end of the third quarter was starting to achieve the return to design production levels. Following Randgold Resources' ongoing dissatisfaction with the way the mine was being operated, a management change was agreed to by the partners whereby the mine would in future be under the direct day-to-day management of a jointly appointed, independent managing director.


PROJECT LOCALITY
Senegal
Mali
Burkina Faso
Côte d'Ivoire
Ghana
Tanzania
AFRICA

During the final quarter of the year, the mine's production exceeded the milestone of 3 million ounces of gold produced since inception and by year-end the mine had produced 3.13 million ounces of gold at a total cash cost of US$105 per ounce.

Total cash profit for the year was US$89.6 million and dividends to shareholders totalling US$2.8 million were made. The total distribution including the repayment of shareholder loans to Randgold Resources during the year amounted to US$11 million. The remaining project debt was paid back during the year to the consortium of lending banks as were the remaining shareholder loans. The original gold hedge financial instruments taken out as a funding requirement was also finally delivered into and Morila's production is now totally unhedged and will benefit fully from the spot price. At year-end there was an outstanding amount of some US$30.9 million to be recovered from the State of Mali in the form of value-added tax repayments and reimbursable fuel duties of which US$12.4 million is attributable to Randgold Resources.

A summary of the salient production and financial statistics as well as a comparison with the previous year's results follows:

MORILA PRODUCTION AND FINANCIAL STATISTICS	2004	2003
Mined tonnes (million tonnes)	26.6	23.5
Ore tonnes (million tonnes)	5.3	4.1
Mined grade (g/t)	4.3	6.8
Ore tonnes milled (million tonnes)	3.5	3.3
Head grade (g/t)	5.2	8.3
Recovery (%)	87.9	91.0
Ounces produced (oz)	510 485	793 992
Average gold price received (US$/oz)	US$382	US$345
Cash operating cost (excluding royalty) (US$/oz) *	US$158	US$76
Total cash cost (US$/oz) *	US$184	US$100
Cash profit (US$ million) *	US$89.8	US$194.8

* *Refer to note 25: Notes to the Annual Financial Statements page 84.*

During calendar year 2004, an amount of some US$17 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further amount of approximately US$76 million was paid to Malian businesses for goods and services rendered.

Geology, exploration and orebody definition

The Morila permit is situated in the northern portion of the West African craton and is underlain by lower proterozoic (birrimian) meta-sedimentary sequences and large granitoid intrusions. The deposit locates west of a major regional structure known as the Banifin shear zone. The gold mineralisation is hydrothermal in origin, is contained within metamorphosed sediments close to a contact with an intrusive tonalite and is hosted within a shallow dipping shear zone referred to as the Morila shear zone (MSZ). The alteration envelope is dominantly characterised by silica-feldspar flooding and the sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

Exploration efforts at Morila to further define the orebody as well as find new mineralised zones were concentrated in several areas last year:

- Exploration of the area peripheral to the north west of the existing pit (MSZ West);
- Drilling of the Samacline target;

- Infill drilling of fringe areas; and
- Exploration of the 200km^2 mining lease based on the development of a structurally controlled mineralisation model.

A significant expansion of the resource base was achieved as a result of the success of the drilling programme in the MSZ West area. Indicated and inferred resources were increased by some 750 000 ounces and indications are that a major part of this resource could, with further drilling, be reclassified as reserves.

Exploration for extensions to the orebody as well as in other areas of the lease area is described in the Exploration Review.

Mineral resources and grade control

The mineral resource base calculated using the results from the infill diamond drill and reverse circulation programmes, depleted to the end of 2004 appears below:

MORILA MINERAL RESOURCES		Tonnes (Mt) 2004	Tonnes (Mt) 2003	Grade (g/t) 2004	Grade (g/t) 2003	Gold (Moz) 2004	Gold (Moz) 2003	Attributable gold (Moz)
	Measured	17.32	13.09	2.95	3.50	1.64	1.45	40%
	Indicated	11.96	17.47	3.56	3.82	1.37	2.15	
Sub-total	Measured and indicated	29.28	30.56	3.20	3.68	3.01	3.62	1.20
	Inferred	4.47	2.06	3.79	2.96	0.54	0.20	0.20
Total	Measured, indicated and inferred	33.75	32.62	3.28	3.64	3.55	3.81	1.42

* *Cut-off grade for resources = 1g/t.*

* *Resources are reported within the US$400/oz pit shell.*

* *See comments and US disclaimer on page 87.*

Despite depletion of almost 600 000 ounces by mining in 2004, the exploration success in delineating additional resources to the north west of the existing pit (MSZ West) has led to a decrease of only 260 000 ounces in the total resource base. Significantly, total measured resources have increased to 46% from 39% last year.

A sophisticated grade control and management system is in use to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade.

Close-spaced reverse circulation (RC) drilling programmes have replaced the use of blast hole sampling for grade control wherever possible. The initial RC drill spacing is 20 metres by 20 metres closing up to a grid of 10 metres by 10 metres in areas where ore grade is highly variable.

In order to increase mining efficiencies the grade control and mine planning departments have worked more closely with the mining contractor and have been able to increase mining efficiencies, thus reducing costs.

Ore is selectively stockpiled near the crusher and the planned ore feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore ex-pit.

Mine planning and reserves

The 2003 mine plan was updated during the year using the resource base quoted at year-end. During the first half of the year the Phase 2 pit, which had been developed to optimally exploit the high-grade payshoot to the north-east, was completed and mining carried on exclusively on the Phase 3 pit. Considerable effort was put into mining this pit as quickly as possible to access the high-grade zone which was achieved by the fourth quarter.

Phase 4 pit development has commenced with waste stripping of near surface weathered ore.

Estimated reserves amount to 25.79 million tonnes at a grade of 3.11g/t containing 2.58 million ounces of gold as tabulated below:

MORILA ORE RESERVES	Tonnes (Mt) 2004	Tonnes (Mt) 2003	Grade (g/t) 2004	Grade (g/t) 2003	Gold (Moz) 2004	Gold (Moz) 2003	Attributable gold (Moz)
Proven	11.92	11.01	3.39	3.55	1.30	1.26	
Probable	13.87	14.73	2.87	3.88	1.28	1.84	40%
Sub-total	25.79	25.74	3.11	3.70	2.58	3.10	1.03

- *Reserves are reported at a gold price of US$375/oz.*
- *Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.*
- *Cut-off grade of 1.4g/t.*
- *Stockpiled ore included.*
- *See comments and US disclaimer on page 87.*

While the gold price at which pit optimisation has been run has increased from US$350/oz to US$375/oz, this has been offset by substantial increases in costs mainly related to increased transport, power and mining costs.

The orebody model has changed as a result of additional drilling in fringe areas and changes in interpretation/methodology. New mineral resources outlined in the MSZ West extension have been converted to reserves and further drilling is planned to bring more into the reserve category. The increased density of drilling has led to the proportion of reserves in the higher-confidence proven category to increase from 41% to 50%.

Based on the current reserves it is estimated that mining activities will cease during 2008 with processing of stockpiles continuing until 2011.

Exploration successes at the Samacline target as well as elsewhere on the lease offer the opportunity to further extend the life and profitability of the operation. This is described more fully in the Exploration Review.

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company Bouygues. Following the negotiation of a partnership agreement which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return, the mine management played a more direct role in the management of the open pit operation. After a settling down period this partnership started to take effect and by the second half of the year productivities had improved substantially and started to approach what we consider acceptable.

During the year additional fleet comprising 9 CAT 769 35-tonne trucks were brought to site as well as additional excavation equipment in order to assist with waste stripping requirements.

MORILA MINING RESULTS	2004
Ore tonnes mined (million tonnes)	5.34
Ore grade (g/t)	4.30
Waste mined (million tonnes)	21.26
Stripping ratio	3.98
Total tonnes mined (million tonnes)	26.60

Again following previous attempts, further attention has been given to the optimisation of blasting with a view to improving the blast fragmentation and therefore the "mine to mill" project continued with the powder factor being optimised and leading to better fragmentation. The emphasis in mining will now turn to improvements to be made in blast patterns and blast initiation.

Ore processing and metallurgy

The performance of the Morila metallurgical plant was very disappointing in 2004. Not only was the commissioning of the plant expansion delayed until the fourth quarter but other operational inefficiencies were also not dealt with in a timely manner.

Issues that impacted on production were:

- Unstable milling performance which led to coarser than planned grind;
- CIL tank downtime which shortened residence times leading to lower recoveries;
- Poor plant availability caused by unscheduled shut-downs of the pre-CIL circuit;
- Downtime related to tie-ins of the new sections of the plant with the old sections;
- Poor maintenance.

After intervention by Randgold Resources and AngloGold Ashanti's senior management, a technical action plan was developed along with a timetable to correct the operational inefficiencies and return the mine to planned performance levels. This plan was implemented by the mine management and closely monitored by the partners resulting in daily tonnages and grades reaching design levels by the end of the third quarter. Completion testing was carried out at the beginning of October with a target rate of more than 500 tonnes per hour at 91% gold recovery. At the end of a nine-day continuous period the plant had successfully achieved an 81.4% grind passing 75 microns at a throughput rate of 516 tonnes per hour and a plant recovery of 92%.

The average milling rate per month for the fourth quarter was 337 000 tonnes per month which is just short of design capacity of the expanded plant. Total tonnage milled in 2004 thus exceeded that for 2003.

MORILA RESULTS SUMMARY	2004
Tonnes processed (million tonnes)	3.51
Head grade (g/t)	5.15
Recovery (%)	87.90
Residue grade (g/t)	0.62
Gold production (tonnes)	15.88
Ounces produced	510 485

Plant expansion

The plant expansion project commenced in the first quarter of 2003 and was designed to increase the plant throughput from its original nameplate 250 000 tonnes per month to as much as 350 000 tonnes per month with the intention of allowing the processing of lower grade ore through reduced costs as a result of economies of scale. This is aimed at ameliorating the increase in unit costs resulting from the forecast grade drop in the later years of the mine life.

After an initial delay in the original planned completion, the project was expected to be completed in the first quarter of 2004. However difficulties encountered in the management of the contractor as well as contributory tie-in problems with the existing plant delayed completion of the project until the third quarter of the year.

The new facilities include a secondary crusher circuit, which allows optimum control of the mill feed size in order to maximise mill circuit throughput. Other facilities to cater for the increase in production include four additional leach tanks, each with 2 500m^3 capacity which provide the necessary residence time for maintaining the current high gold recovery levels.

A new cyclone cluster is also being installed to ensure adequate classification at the higher production levels.

The tailings stream is being passed through a new thickener which will reduce discharge cyanide levels.

Human resources

Manning levels related to permanent and temporary Morila and contractor employees on the mine are as follows:

MORILA EMPLOYEES	Number
National permanent	406
Temporary	44
Expatriate	50
Total	500

Contractor employees

Contractor employees numbers increased during the year with the start of the plant expansion project in March 2003. The recruitment of labour for the project was controlled for the contractor by the mine using a Malian labour broker. The community development committee assisted with recruitment to ensure access to job opportunities created (195) for local villagers and a fair distribution between villages. The major contractors on the mine are the mining contractor (Somadex), construction contractor (MDM), security contractors (AMM) and catering contractors (ESS).

MORILA CONTRACTOR EMPLOYEES	Number
Nationals	850
Expatriates	87
Total	937

Personnel administration

Performance management, job evaluation and housing systems are operating successfully following implementation. Training courses have been undertaken to ensure these are fully comprehended by the workforce.

Training and development

The Malianisation programme is now fully integrated with the manpower plan and training and development strategy. The programme was enhanced by the introduction of a university scholarship scheme during the year. This scheme is designed to send four Malian students to South African universities to study for undergraduate degrees. Assistance in selecting students to be awarded scholarships was provided by the Ministry of Education and the University of Mali. Three members of staff attended a management development programme and three attended the intermediate management development programme held in South Africa.

Four expatriate posts were Malianised during 2003 and Randgold Resources is encouraging the mine to accelerate this process as competency based training and development courses are completed.

US AID assisted the mine with a series of cultural diversity courses attended by over 100 employees.

Six apprentices qualified to artisan level after successfully passing competency tests during 2003.

Community relations

Continued support has been given to schools and clinics in the area, the well-established HIV/AIDS awareness and mosquito control campaigns have been enhanced and the irrigated gardens set up in the villages have been added to by the start-up of a rice-growing project at Morila and Fingola villages.

The Morila community development trust fund of US$500 000 became operational early in 2004. The trust fund has as trustees members of the community, mine management and representatives from government ministries and aims to further assist communities close to the mine in the sustainable development of the area.

Industrial relations

This was an eventful year for Morila industrial relations. For most of 2004 tough negotiations took place between Morila management and the Morila union, assisted by the national union, on a demand from the union related to a productivity bonus *(Prime de Rendement)*. While management was willing to implement a bonus scheme based on commercial and productivity criteria, the union's demand was viewed by management as unrelated to productivity and excessive to the point of being unrealistic. The negotiations led to a settlement of the issue in November this year. Although negotiations were difficult and one three-day work stoppage, called by the national union, was experienced in June, they took place in a calm atmosphere and good relations between the union and management were maintained throughout the year.

One important spin-off of the negotiations was the capacity built among the Morila union's representatives regarding their role as union officials and negotiators and an appreciation for the realities of the business and the interdependence of management and other employees.

Negotiations on a mine level agreement to enhance understanding and regulate industrial relations on the mine have restarted at Morila following the settlement of the *Prime de Rendement* dispute. This agreement is designed to complement and clarify many of the "Rights" and "Interests" outlined in the existing National Mining Industry Collective Agreement that was written in 1985.

MALI: LOULO MINE UNDER CONSTRUCTION













LOULO PROJECT

The Loulo mine project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometres west of Bamako and 220 kilometres south of Kayes. Geologically Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto and Loulo. Loulo is situated 96 kilometres from Sadiola and approximately 25 kilometres from Segala and Tabakoto.

The company owns 80% of Société des Mines de Loulo SA (Somilo) and the other 20% is held by the State of Mali. Following an updated feasibility study on the Loulo project in 2003 and a rise in the gold price, the boards of Somilo SA and Randgold Resources approved the development of Loulo. Construction started in May 2004. The early completion of the bulk civil works ahead of the 2004 wet season and the maintenance of the access to site during the rains has facilitated the fast-track development approach to support early gold production in July 2005.

Plant design and construction

The preferred comminution route at Loulo is crushing and ball milling, which is the most power-efficient option. The stage crushing circuit is also designed to facilitate much smoother commissioning. The plant layout has been revised to allow access to crushing facilities outside of the plant high security zone, which now only cordons off the milling, gravity, CIL, elution and gold recovery circuits. This set-up facilitates easier maintenance of the crusher plant and minimises the number of personnel within the high security zone.

Early completion of the main plant civil construction has allowed us to maintain the fast-track development of the project. Production of the main construction supply materials, aggregate, sand and water have been secured for the programme. All plant and infrastructure terracing is complete, along with the main civil construction for the first phase of gold production from the oxide material.

The skyline was broken with the erection of the site's three tower cranes. The main tower crane is the largest on the African continent in terms of its ability to carry load at span. The unit can carry a load of up to 15 tonnes at a span of 55 metres from the centre of the crane. Fabrication of the mine's two ball mills is complete and they are being shipped to site for delivery in March 2005.

Tailings storage facility

The design of the tailings disposal facility has been finalised and this is currently being constructed some six kilometres east of the process plant and site clearance has commenced.

Water supply

Construction of the additions to the natural weir across the Falémé River close to Loulo have been completed, providing sufficient storage capacity for mining operations. During the dry season the weir was raised to a maximum of one metre across the 300 metre width of the river. The weir across the Falémé River downstream of the proposed mine water intake is to retain water in the river basin for use in the dry season when the flow of the river stops. The augmentation of the weir was authorised by Direction Nationale Hydraulique (DNH), the Malian water authority and the Senegal River Authority (OMVS), of which the Falémé is a tributary. The weir along with the Garra storage dam and the tailings storage facility are key to Loulo's water management strategy.

Mine infrastructure

Construction of the main mine housing estate is well advanced and occupation of some units has started. The mine administration offices are also nearing completion. Security at the site has been improved with the completion of the main perimeter fence, clearance of the mine perimeter area, the commencement of the mine security force patrol and access control operations.

A separate contractors' camp, which was erected at the start of construction, is still in use.

Access roads

Loulo is in a remote area where regional infrastructure is inadequate for the development of a mine. In 2004, the upgrading of the access roads to Loulo started. The supply route through Mali and Senegal from the port of Dakar to site is now in good condition. A 27 kilometre laterite-topped road was built from the mine to Kenieti using Somilo heavy equipment and employing local labour and vehicles to carry laterite from borrow pits. Waterway crossings ("drifts"), were built with laterite boulders and concrete using local unskilled labour to excavate and pack the boulders into the drifts and to consolidate with a cement and river sand mixture. Two bridges with culvert pipes had to be built to allow access where crossing larger waterways was necessary.

A programme to upgrade the 90 kilometres of national road from Sadiola to Kenieti was undertaken. Where trouble spots for the forthcoming wet season were identified, laterite drifts were built. Where necessary, the road was widened and water run-off trenches dug to allow better access for heavy vehicles. Five dams were constructed along this route for use by local villages and for water for further road improvements.

The upgraded and constructed roads remained open during the wet season and enabled the safe passage of vehicles to the mine delivering supplies and construction materials. They also serve to improve access to villages along the route. A five kilometre direct road was built between the mine and Loulo village for the transport of employees and for improved access to the village. This road incorporated one drift and one bridge. A dam was built at the village to retain a supply of water through the dry season. An agreement to recover expenditure on the upgrading and maintenance of the national route from Sadiola to Kenieti from a portion of the Government royalties has been finalised.

Power supply

The mine will own its power generation facility, which will be operated and maintained by Manutention Africaine, (the Malian Caterpillar affiliate). The generation facility will initially house 15 Caterpillar 3 512 units with a total rated capacity of 18 megawatts. The facility has been designed to accommodate a further six units to allow for expansion. Manutention Africaine is on site and is currently supplying construction power to the site.

Mine operations

Earthmoving

In July 2004, the Loulo contract for the mining works was awarded to BCM Mali SA, a subsidiary of BCM International Ltd. BCM have extensive mining contracting experience in the West African region garnered since the start of their operations in Ghana in the early 1990s.

BCM started mobilising their first infrastructure, equipment and personnel to site during October and November 2004. Construction of the workshop facility started in October and has been progressing well with the foundation and the steel construction in place by the end of December 2004. Five Caterpillar 777D trucks and one Caterpillar 5110B excavator were mobilised to site during November with additional and ancillary plant scheduled to be mobilised during December and January.

UEE, the explosive supplier, started with the construction of their magazine area during November and this work was completed by mid-December.

Clearing and grubbing activities started during the month of November, focusing on the ROM pad area and the Loulo 0 haul road to the ROM pad. Part of the Loulo 0 pit area was cleared in mid-December and after topsoil was removed the first bucket was dug on 23 December, marking the official start of mining operations. The initial focus will be to build up the ROM pad with waste from Loulo 0. By March soft ore from Yalea will be mined and stockpiled to be used for commissioning of the plant in July 2005.

Mineral resources

Deep drilling programmes carried out during the year as well as shallower infill drilling has lead to a remodelling of both the Loulo 0 and Yalea orebodies. The total resource inventory at Loulo (including satellite pits) now stands at 8.04 million ounces, a significant increase over the 5.32 million ounces declared last year. Of the total, 4.21 million ounces are classified in the measured and indicated categories, (see comments and US disclaimer on page 87). The mineral resource base is tabulated below. Ore reserves estimates have been based on pit optimisation at a spot price of US$375 per ounce and incorporated the company's hedging structure. Ore reserves have increased from 1.42 million ounces announced last year and now stand at 1.85 million ounces. Proved ore reserves comprise 88% of the total. Reserves are tabulated below resources.

LOULO MINERAL RESOURCES	Mt	g/t	Gold Moz
Loulo 0			
Measured	8.64	3.96	1.10
Indicated	7.23	4.16	0.97
Sub-total measured and indicated	15.87	4.05	2.07
Inferred	1.70	5.24	0.29
Total	17.57	4.17	2.35
Yalea			
Measured	7.86	3.96	1.00
Indicated	7.48	4.14	1.00
Sub-total measured and indicated	15.34	4.05	2.00
Inferred	18.76	5.31	3.20
Total	34.10	4.74	5.20
Satellites indicated			
Loulo 0 West	1.96	2.28	0.14
Sub-total	1.96	2.28	0.14
Satellites inferred			
Loulo 2	0.07	5.75	0.01
Loulo 3	0.48	2.71	0.04
Baboto	5.30	17.71	0.29
Sub-total	5.85	1.84	0.35
Total measured	16.50	3.96	2.10
Total indicated	16.67	3.93	2.11
Total measured and indicated	33.17	3.95	4.21
Total inferred	26.31	4.53	3.83
Total measured, indicated and inferred	59.48	4.20	8.04

* *Of these amounts, 80% is attributable to the company.*

ORE RESERVES	Mt	g/t	Gold Moz
Loulo 0			
Proven	7.37	3.63	0.86
Probable	0.35	2.65	0.03
Sub-total	7.72	3.58	0.89
Yalea			
Proven	6.26	3.80	0.76
Probable	1.19	4.97	0.19
Sub-total	7.45	3.98	0.95
Loulo total			
Proven	13.63	3.71	1.62
Probable	1.54	4.44	0.22
Total	15.18	3.78	1.85

* *See comments and US disclaimer on page 87.*

Processing

The workforce will be introduced to plant operations in a training programme at the Morila gold plant in the second quarter of 2005. In the selection of potential plant personnel (operation and maintenance) we prepared a list of people from local villages (Djidian-Kéniéba, Loulo, Baboto, Bolibanta, Sakola, Dabara, Sitakili) who were submitted for aptitude testing. These tests were conducted from 24 to 28 December 2004 by a professional agency. Selected personnel will undergo training on site at Loulo prior to further plant training at Morila.

Work is progressing on establishing the process accounting system and the plant operational control templates. Site operational staff are also conducting due diligence on the plant and construction work and a check is being done on the first fill (reagents and stores needed to fill the plant circuit at start-up) requirements as well as the operational spares needs.

Engineering

Engineering staff on site are geared to monitor the construction process, (particularly with respect to the quality of the work) ensuring that agreed quality standards are maintained throughout the mine and infrastructure construction areas and that stringent safety standards are adhered to.

Work on the structuring and implementation of maintenance planning and working procedures is progressing satisfactorily and will be completed ahead of the startup of the process plant.

The requirements for strategic and capital spares have been analysed and implemented and orders for some of the longer delivery items have been placed.

Maintenance of the mine construction fleet (roads and ancillaries) continues and improves as more facilities are established. Light vehicle maintenance procedures have been implemented and are working satisfactorily.

Environment
A report of water baseline quality data was received from Digby Wells and Associates. The overall quality of the groundwater and surface water is good and indicates that natural background concentrations do not exceed the recommended environmental target guidelines set out by the World Bank. Piezometre levels are checked weekly to provide historical baseline data for the operation.

The annual rainfall (January to December 2004) was 914 millimetres, which occurred over 63 days.

Human resources
All construction labour used by Somilo SA and MDM were employed by UPS, the site labour broker. UPS is the sole labour broker, having signed a labour supply contract with Randgold Resources. The policy of recruitment used by UPS is to give job priority to the local labour. The 2004 year ended with 660 workers split into 278 for UPS/Somilo and sub-contractors, and 382 for UPS/MDM Ferroman and sub-contractors.

Personnel of BCM (mining) and UEE (explosives) were mobilising to site at the end of the year. Worker representatives were selected by MDM workforce to hold regular meetings with MDM site management. Despite this, wildcat work stoppages have occurred due to a number of issues. Regular meetings were held between MDM workforce representatives and management to solve these labour issues and the industrial relations climate on site remains stable.

The Loulo mine security contract was awarded to Agence Mali Management (AMM) and a site security force was put in place in early November 2004.

Community relations
At Loulo, water wells and pumps have been provided to the six villages surrounding the project. A demonstration irrigated vegetable garden has been established to train local farmers in the growing and marketing of vegetables to the project and local markets.

Medical treatment and medical evacuations to Bamako by air have been provided to local villagers throughout the year. Medical supplies have been provided to the Sitakili clinic, logistical needs and other assistance were provided by the project medical and transport teams to enable UNICEF to mount a vaccination campaign in all the villages of the Sitakili commune. The project has built and repaired infrastructure in the local villages and in Sitakili, the main village in the commune, such as septic tanks and water storage facilities for cattle.

Other resources were also applied in the form of a community development manager and a community development officer who were appointed at Loulo during the first quarter of 2004. Beneficial spin-offs accrued to the communities surrounding the Loulo project from the construction of infrastructure. The project has built roads in and around the area, erected a road bridge at Baboto and a weir across the Falémé River. This infrastructure, has assisted villagers in many ways, for example to access markets and move their livestock to new pastures.

Industrial relations
Industrial relations systems and procedures were drafted during the year in preparation for the start-up of operations during 2005. On-going assistance has been given by

Randgold Resources to the contractors building the Loulo mine, to ensure fair treatment and sound relationships are maintained with their employees and their representatives.

Financial

As at 31 December 2004 a total of US$67.6 million had been spent on the Loulo project, in line with the build-up of construction. This total includes US$49.4 million related to the MDM contract, US$5.48 million on preliminary and general expenses related to Randgold Resources and associated site costs, US$2.02 million on the construction of the weir across the Falémé River and the access roads from Sadiola to Loulo, plus US$6.3 million on drilling costs.

Peak funding for the project is forecast to be approximately US$89 million. The project is being funded by a US$60 million project finance loan from a consortium of banks: Rothschild, SG Corporate and Investment Bank, Absa Bank and HVB Group. The funds are secured over the assets of the project. US$35 million of the facility had been drawn at year-end. The balance of the funding is by way of shareholder loans. Randgold Resources is financing the government of Mali's twenty per cent contributory interest and will be re-imbursed from cashflows from the operation.

Other contracts

ESS (Eurest Support Services) is established on site providing our catering and accommodation services.

SGS Analabs has been awarded the contract to provide the mine's analytical laboratory services. They are expected to mobilise to site in March 2005. Interim requirements will be met by the Kayes laboratory of SGS Analabs.

Timescale

With the commencement of construction early in 2004, the key production target is to pour first gold in July 2005. The programme remains dependent on maintaining access and the timely delivery of the mills in March 2005.

The mine is planned to produce at an estimated average rate in excess of 200 000 ounces per annum from open pit operations.

Loulo underground development study

The potential for the development of two long-life underground mines exploiting the deep extensions of the orebodies below the open pit reserves at Loulo 0 and Yalea was reinforced during the year. Following the return of good results from drill holes to depths of 500 metres below surface at Yalea and 400 metres below surface at Loulo 0 (summarised in a table appearing on page 35 of this report), SRK Consulting completed a prefeasibility study. The results are summarised below:

LOULO UNDERGROUND PREFEASIBILITY STUDY	Yalea	Loulo 0
Resources (Measured and indicated) (Underground only)	14.16 Mt @ 4.03g/t (1.84 Mozs)	15.87 Mt @ 4.05g/t (2.07 Mozs)
Mining rate - north	55 000 tonnes per month using sub-level open stoping (with or without fill)	55 000 tonnes per month using sub-level open stoping (with or without fill)

LOULO UNDERGROUND PREFEASIBILITY STUDY	Yalea	Loulo 0
Mining rate - south	16 000 tonnes per month using ramp in stope mining method	
Opex North	US$44.50/tonne	US$43.50/tonne
South	US$51.50/tonne	
Capex	US$58 million (pre-production and ongoing capital)	US$43 million (pre-production and ongoing capital)
Life of Mine	18 years	20 years

Based on the above results SRK Consulting concluded that the project has the potential to yield positive results and have recommended that a definitive development study be undertaken.

They specifically recommended that an infill drilling programme be carried out at both deposits to provide more grade information as well as geotechnical, geohydrological and geothermal data. While several mining methods had been identified, these will be evaluated in more detail to ensure the best mining methods are applied to exploiting the orebody. Economic analysis indicates the sensitivity of the project returns to grade. The opportunity presented through accurately delineating high-grade payshoots will be pursued by the infill drilling programme.

The company commissioned SRK Consulting to lead a definitive underground development study on the project and this work has now started.

A multi-phase 30 000 metre drilling programme has been started at Yalea and Loulo 0 which is aimed at better delineating the high-grade payshoots. The first phase comprising 12 000 metres of drilling has been completed as reported in the Exploration Review, and the orebody modelling has indicated a significant resource increase, most of it at depth and at significantly higher grade than previously modelled.

A budget of US$7 million has been approved for 2005.

TONGON PROJECT

On-site activities remain suspended within the Côte d'Ivoire as a result of the political unrest within the country. The company has maintained a presence there and is capable of recommencing activities without delay when it is safe to do so. A standstill agreement with government exists in the form of a state of *force majeure* which will continue until the cessation of the current unrest. A senior company delegation visited the country in the second half of the year. The company's position is that before returning to active exploration it requires:

- A return to political stability with a political solution between the opposing parties;
- Security of personnel and equipment; and
- Functioning transport routes and full access to project areas.

MALI: LOULO UNDERGROUND PREFEASIBILITY STUDY GRADE/VALUE ANALYSIS


NPV @ 0%
IRR %
800
700
600
500
400
300
200
100
0
-100
-200
70
60
50
40
30
20
10
0
4g/t
5g/t
6g/t
7g/t
8g/t
Recovered Grade
NPV US$ millions
IRR %



CÔTE D'IVOIRE: LOCALITY MAP


Tongon deposit
Sikolo
Boundiali
Nielle
Mankono
Dabakala
300 kilometres
Randgold Resources permits

CÔTE D'IVOIRE: TONGON PROJECT (SOUTHERN ZONE)
Drill holes superimposed on geology and ore zones


21m @ 3.61g/t
13m @ 7.31g/t
16m @ 3.18g/t
9m @ 7.62g/t
47m @ 2.45g/t
13m @ 2.49g/t
North
21m @ 2.57g/t
9m @ 11.00g/t
17m @ 7.20g/t
7m @ 3.77g/t
25m @ 2.42g/t
31m @ 3.55g/t
6m @ 4.27g/t
400 metres

Randgold Resources continues to maintain an office in the main city, Abidjan, and has redeployed senior technical staff to other projects in West Africa.

The prefeasibility study on Tongon was reviewed during the year and confirms the belief that it is a project with substantial value, that can be turned to account rapidly as soon as circumstances allow. In the meantime, the project and evaluation team will update the study preparing for the start of the bankable feasibility study.

Project description

The Tongon Project is located in northern Côte d'Ivoire, 628 kilometres north of Abidjan within the 671km^2 Nielle permit in central northern Côte d'Ivoire. Randgold Resources has held the exploration permit since November 1996 and has undertaken several exploration campaigns.

A prefeasibility Type 2 study was completed in 2001. An inferred resource of 34 million tonnes at 2.6g/t for a total of 2.89 million ounces was used as the basis for the study and the following parameters applied as a base case:

- Strip ratio of 4:1 and cost of US$1.28 per tonne mined over the Life of Mine;
- Recoveries of 95% for oxides and 88% for sulphides;
- Life of Mine unit cost of approximately US$15 per tonne milled and US$190 per ounce cash cost;
- Total Life of Mine capital cost of US$85 million;
- Gold price of US$300 per ounce flat;
- Côte d'Ivoire royalty of 3% on gold sales; and
- Five year tax holiday.

A summary of the salient project features as described in the Type 2 study is given below.

Mineral resources

The mineral resource estimate is based on 62 drill holes in the target area of which 35 are diamond drill holes (for a total of 6 712 metres) and 27 are reverse circulation holes (for a total of 2 486 metres). Mineralisation has been outlined to a depth of 120 metres below surface. The resource calculated at a 0.5g/t cut-off grade is listed below:

TONGON PROJECT		Mt	Grade (g/t)	Moz
Inferred	northern zone	5.9	2.3	0.44
Inferred	southern zone	28.1	2.7	2.45
Total		34.0	2.6	2.89

* *See comments and US disclaimer on page 87.*

The drill spacing is still wide (50 - 100 metres in the southern zone and 150 - 300 metres in the northern zone) and there is still considerable opportunity for further exploration both on extensions to existing ore zones and in identification of additional ore zones within the mineralised corridor (see Exploration Review).

Mining

Mining of the Tongon orebodies is envisaged to be by open-pit methods. Preliminary pit optimisation has outlined the following potentially mineable resource:

TONGON MINEABLE RESOURCE	Mt	g/t	Moz
Southern zone	20.45	2.98	1.96

A dilution factor of 5% has been applied to the above resource.

It is intended that contract mining will be employed. More detailed drilling is required in order to bring the majority of the resource into measured and indicated categories.

Metallurgical

Metallurgical testwork has been carried out on both the oxide and sulphide ores from the Tongon deposits with the objective of developing a low-cost gold recovery process.

The recovery assumed for the oxide material is 95% and for the sulphide 82%.

A 200 000 tonne per month recovery plant is envisaged for treating the more competent sulphides. This plant will be designed to accommodate 240 000 tonnes per month of the softer oxides in the initial phase of exploitation.

Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicate that the gold in the deposits is generally fine-grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while the gold in the deeper zones is amenable to recovery by flotation and fine grinding of the concentrate followed by CIL extraction.

The conclusion of the prefeasibility Type 2 study was that the project looked sufficiently attractive and should be advanced to the next stage of feasibility studies

SYAMA GOLD MINE - SOLD OPERATION

In April 2003, the company entered into an option agreement with the Australian company Resolute Mining Limited on Randgold Resources' interest in the Syama mine in Mali. In terms of the agreement, Resolute Mining had 12 months to conduct a full due diligence on Syama.

On 5 April 2004, Resolute Mining exercised its option to buy the company's 80% interest in the Syama mine. In terms of the option, Randgold Resources has received US$6 million and Resolute Mining has assumed responsibility for liabilities of US$7 million of which US$2.74 million were owing to Randgold Resources. Randgold Resources will further receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces at a gold price of US$350 per ounce based on the attributable ounces acquired by Resolute Mining. These monies are not included in the profit attributable to Syama since they are dependent upon the mine being put into production and the gold price being over US$350.

The company received net proceeds of US$8.6 million on the sale and made a profit of US$7.1 million.

000039

EXPLORATION REVIEW

In 2004, exploration activities concentrated on the conversion of resources to reserves and the expansion of the resource base at both Morila and Loulo. As promised by our African Footprint strategy outlined last year, the company continued to expand its presence within the most prospective gold belts of West and East Africa and now has operations in six African countries boasting a portfolio of 115 targets on 8 700km² of groundholding.

The development of the company's second mine at Loulo is well underway and exploration continues to add long-term value to the project. Deep drilling on the Yalea orebody confirmed the underground potential of the deposit and the geological model of shear-hosted mineralisation as well as the identification of numerous high-grade payshoots which do not always crop out at surface, down to vertical depths of 640 metres. The drilling also closed the gap to the P125 satellite deposit forming a continuous 2.7 kilometre zone of mineralisation. In addition to the resource conversion work, new conceptual targets are being drilled and reconnaissance work to the south of Yalea highlights a potential for a further two kilometre strike of mineralisation.

At Morila mine, a review of the data is leading to the development of a new model, where it is interpreted that the deposit locates within the high-grade metamorphic core of a contact thermal aureole.

In Senegal, a first phase of reconnaissance drilling was completed on two targets. These identified significant mineralised systems and a pipeline of advanced targets is ready for drilling in early 2005.

Exploration recommenced on two permits in Burkina Faso, Danfora and Kiaka, after an absence of four years. The company made its first venture into Ghana and is currently focused on building a portfolio in the country.

Tanzania is another important focus outside Mali and Senegal, where the company holds the dominant land position in the Musoma greenstone belt one of the most underexplored areas in Tanzania. In the Mara belt the company has a focused approach exploring for a known style of mineralisation beneath recent cover basalts. Drilling has intersected sulphide-bearing rocks and gold assay results are pending. A new concept has been developed to investigate similarities in banded iron formation hosted gold mineralisation to those observed in the Southern Lake Victoria goldfields. Generative work continues to develop this concept and identify further exploration opportunities.

Randgold Resources' portfolio of projects in West and East Africa reflects its business strategy of organic growth through exploration and its overriding objective, which is to build sustainable mining projects with significant returns. This strategy is attested to by its discovery and



Morila Mine
Loulo Gold Mine
Loulo 0 U/G
Yalea U/G
Mines and mine evaluation projects
Tongon
Loulo satellites
12
Feasibility projects and resource/ reserve definition
Exploration targets
33
Identified geological anomalies
70
ACQUISITIONS
JOINT VENTURES
ORGANIC GROWTH
Senegal
Côte d'Ivoire
Mali
Tanzania
Burkina Faso
Ghana

RESOURCE TRIANGLE


MALI: LOULO PROJECT
Yalea deposit: deep drilling results showing intersection width and grade
surface
pit
0 metres
- 200 metres
- 400 metres
12m @ 9.8g/t
22m @ 7.48g/t
13m @ 7.45g/t
16m @ 7.45g/t
32m @ 10.9g/t
3.7m @ 23.97g/t
11m @ 20.14g/t
12m @ 6.70g/t
14m @ 8.58g/t
51m @ 10.86g/t
4m @ 10.21g/t
6m @ 6.96g/t
7m @ 18.47g/t
25m @ 13.45g/t
7m @ 6.62g/t
6m @ 6.96g/t
800 metres
0.5 - 1.0g/t
1.0 - 3.0g/t
3.0 - 5.0g/t
5.0 - 8.0g/t
> 8.0g/t
drill holes


MALI: LOULO PROJECT
Loulo 0 deposit: deep drilling results
1 000 metres
pit
12m @ 10.65g/t
14m @ 6.69g/t
- 150 metres
4.5m @ 6.27g/t
5m @ 6.22g/t
20.45m @ 10.71g/t
5.15m @ 26.00g/t
10.02m @ 7.6g/t
3.82m @ 5.6g/t
- 500 metres
Proposed drill holes


MALI: LOULO EXPLORATION PERMIT
Permits with gold targets
Induced polarisation survey results over Yalea wireframe and interpreted survey results over Yalea South
Baboto West
Baboto
P010
Sitakily
Loulo 0
Loulo 1,2,3
P129
Yalea S
Yalea
Sakola
Segala
Tabakoto
P64
Loulo Permit
Faraba
Selou Permit
10 kilometres
Modelled chargeability section
Blue – Low values
Red – High values
Possible NNE trending structures
Yalea wireframe
Yalea mylonite mapped on surface
North
Falémé River
Possible NNE structure
2km
Yalea South "look-a-like" response priority target 1 200m long
Possible NNE structure
YSDH03
11m @ 1.47g/t from 107m
20m @ 1.33g/t from 169m

MINERAL RIGHTS TABLE

Country	Type	Area (km²)	Area (sq miles)	Equity (%)
Mali				
Loulo	EP	372	144	80.0
Morila	EEP	289	112	80.0
Morila	EP	200	77	40.0
Selou	EEP	53	20	65.0
Koba	EEP	58	22	85.0
Tiorola	EEP	257	99	70.0
Diokele-bougou	EEP	393	152	70.0
Dionkola	EEP	248	96	70.0
Kekoro	EEP	241	93	50.0
Sagala	EEP	239	92	50.0
Côte d'Ivoire				
Nielle	EEP	671	259	75.0
Boundiali	EEP	1314	507	75.0
Dabakala	EEP	191	74	75.0
Mankono	RP	704	272	75.0
Sikolo	RP	500	193	75.0
Senegal				
Kanou-mering	EEP	405	156	90.0
Kounemba	EEP	408	158	90.0
Tomboron-koto	EEP	403	156	90.0
Tanzania				
Nyabigena South	PL	36	14	100.0
Utimbaro	PL	16	6	100.0
Kajimbura	PL	46	18	100.0
Simba Sirori South	PL	51	20	100.0
Igusule	PL	44	17	100.0
Nyamakubi	PL	43	17	100.0
Kiabakari East	PL	62	24	100.0
Mammoth	PL	40	15	100.0
Blue Ridge	PL	58	22	100.0
Songora	PL	95	37	100.0
Busegwe	PLR	88	34	100.0
Kigumu	PL	131	51	100.0
Nyati	PL	82	32	70.0
Nyanza	PL	41	16	70.0
Mobrama East	PL	65	25	50.0
Kiserya Hills	PL	48	19	50.0
Nyasirori	PL	155	60	50.0
Mrangi	PL	60	23	50.0
Suguti	PL	61	24	50.0
Burkina Faso				
Danfora	EEP	45	17	90.0
Kiaka	EEP	245	95	90.0
Ghana				
AAMCOL	RL	233	90	50.0
TOTAL AREA		8691	3356	

RL = reconnaissance licence and others as per previous report

YALEA DEEP DRILLING RESULTS

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t)	Including
YDH122	317.00	349.00	32.00	10.90	23m @ 12.50g/t
YDH123	329.00	351.00	22.00	3.50	5m @ 7.40g/t
YDH124	268.00	278.50	10.50	7.40	-
YDH125	336.00	344.00	8.00	4.10	-
YDH126	347.00	351.00	4.00	3.50	-
	368.00	394.00	26.00	2.60	6m @ 6.50g/t
YDH127	357.00	372.00	15.00	5.20	-
YDH128	293.00	302.30	9.30	4.80	-
YDH129	329.00	349.00	20.00	2.60	10m @ 3.90g/t
YDH130	375.00	377.00	2.00	4.41	-
	408.00	411.00	3.00	1.10	-
YDH131	278.00	297.00	19.00	5.40	-
YDH132	487.00	539.00	52.00	10.70	14m @ 26.90g/t
					(incl 6m @ 42.50g/t)
YDH133	328.00	330.00	2.00	1.20	Faulted
YDH133A	310.00	313.00	3.00	1.60	Faulted
YDH134	471.00	475.48	4.48	1.99	-
YDH135	347.00	351.00	4.00	3.40	-
YDH136	586.40	590.10	3.70	23.97	-
YDH137	501.00	514.00	13.00	1.69	-
YDH140	619.00	631.00	12.00	18.60	-
YDH141	547.00	572.00	25.00	13.50	-
YDH142	546.00	550.00	4.00	10.21	-
YDH143	616.72	624.00	7.28	18.47	-
YDH144	634.00	639.00	5.00	5.96	-
YDH145	742.90	755.00	12.10	6.70	-
YDH146	650.00	668.00	18.00	3.62	7m @ 3.18g/t
					10m @ 4.71g/t
YDH147	582.00	609.00	27.00	10.62	18m @ 14.57g/t
YDH148	644.00	706.00	62.00	1.51	7m @ 3.61g/t
YDH149	459.00	486.00	27.00	6.03	14m @ 8.58g/t
YDH150	487.00	531.00	44.00	2.62	30m @ 3.29g/t
YDH151	339.00	352.00	13.00	7.45	-
YDH152	326.00	348.25	22.25	7.48	-
YDH153	647.00	654.22	7.22	5.38	-
YDH154	391.50	426.75	35.25	1.06	6.8m @ 2.85g/t
YDH155	637.00	675.00	38.00	12.02	-
YDH156	404.03	424.25	20.22	2.75	11.97m @ 3.68g/t
YDH157	277.70	284.70	7.00	2.04	-
YDH158	219.51	226.50	6.99	1.66	-
YDH159	614.30	630.81	16.51	11.28	-
YDH160	227.00	244.00	17.00	5.23	-
YDH161	506.00	524.00	18.00	12.06	-
YDH162	290.00	313.36	23.36	2.29	-
YDH174	377.99	397.85	19.86	2.35	9.51m @ 3.22g/t
YDH175	433.70	458.78	25.08	4.73	14.17m @ 7.05g/t
YDH163	468.67	491.28	22.61	3.38	11.83m @ 5.65g/t
YDH164	598.83	627.80	28.97	17.49	-
YDH166	432.78	434.28	1.50	8.29	-
	434.28	448.36	14.08	Dyke	-
	448.44	458.15	9.71	4.36	-
YDH168	360.20	365.00	4.80	3.62	-
YDH169	527.70	535.80	8.10	7.80	-
YDH165				faulted out	-
YDH173	591.55	593.00	1.45	6.08	-
YDH167	259.37	269.28	9.91	2.12	-
YDH172	584.00	587.00	3.00	2.29	-
YDH176	123.72	128.16	4.44	9.97	-
P125DH10	100.00	124.00	24.00	6.20	-
P125DH11	132.00	154.00	22.00	2.20	10m @ 3.10g/t
P125DH12	136.00	162.00	25.00	28.70	18m @ 33.00g/t
P125DH13	200.00	207.00	7.00	3.20	2m @ 7.80g/t
P125DH14	215.00	224.00	9.00	3.50	6m @ 4.60g/t
P125DH15	226.00	242.00	16.00	4.90	11m @ 6.50g/t
P125DH16	218.00	231.00	13.00	6.40	-
P125DH17	242.00	274.00	32.00	1.70	8m @ 2.59g/t
					9m @ 2.62g/t
P125DH18	186.00	199.00	13.00	2.45	-
P125DH19	211.00	216.00	5.00	3.03	-
P125DH20	255.00	267.00	12.00	9.80	-
P125DH21	262.00	271.00	9.00	1.11	-

development track record, which includes the Morila mine and the new Loulo mine under construction, both in Mali, and the three million ounce Tongon project, currently in the prefeasibility stage in the Côte d'Ivoire. The company holds a well-balanced portfolio of targets across the various levels of the resource triangle.

MALI

Loulo

The principal focus this year was the conversion of resources to reserves through drill testing of the underground potential of the Yalea and Loulo 0 orebodies as well as infill drilling on satellite deposits and the development of new targets.

At the Yalea deposit a total of 68 diamond drill holes for 39 590 metres have been completed of which 12 000 metres consisted of deep drilling. Results have been received down to a maximum vertical depth of 640 metres returning values of up to 23.97g/t over widths of 3.7 to 52 metres (see table showing drill results). This includes a plus 800 metre strike length of very high grade averaging 12g/t over a width of 15.6 metres which is open along strike and down dip. These extensions to the orebody will be evaluated during 2005. The deep drilling has confirmed the geological model of shear hosted mineralisation and the identification of numerous high-grade payshoots which do not crop out at surface. Drilling also closed the gap with the P125 deposit and confirmed continuous mineralisation over a 2.7 kilometre north-south direction. The Yalea orebody is a big mineralised system possessing characteristics similar to multi-million ounce deposits such as Obuasi and Prestea. It is still open to depth and along strike.

The new drill data have been incorporated into a new structural study of the orebody and the results show that it is more complex than first thought. A structural contour map has been produced and the grade model superimposed. The results show that:

- The Yalea deeps high-grade zone appears to be related to a change in dip of the orebody;
- In the north of the orebody the mineralisation appears to be controlled by an apparent south plunging oreshoot which eventually joins the steep dipping high-grade zone further south. Interestingly, the south-plunging oreshoot corresponds to the line of intersection between the north/south trending Yalea shear zone and the northeast trending Yalea – Baboto thrust;
- In the south of the orebody, there appears to be a steep plunging oreshoot which corresponds to a gentle left hand flexure. However, this is based on two drill intercepts; and
- At shallow depths within the Yalea orebody the advanced grade control RC drilling has intersected shallow dipping north plunging oreshoots which correspond to the intersection between the main Yalea shear zone and footwall spays.

A detailed ore microscopy study has been completed on core samples from the Yalea deeps drilling. The aim of this exercise was to understand the geology and alteration in the hanging wall – footwall – orezone and the sulphide and gold mineralisation of the orebody. The results are:

- The hanging wall package consists of low-grade regionally metamorphosed fine grained arkosic grits locally interbedded with shaley and calcareous units. Thin heavy mineral layers and laminae with concentrations of zircon and iron – titanium oxides were also deposited in places. The footwall is a sequence of rhymically banded fine-grained arkosic grits and shale. The Yalea structure hosting the orebody is developed at the contact of these two geological units;

- The orebody is represented by shearing and localised tectonic brecciation accompanied by hydrothermal alteration; the alteration consisting of carbonate, albite, tourmaline and gold bearing sulphide mineralisation;
- Sulphide mineralisation is represented by multi-phased events with pyrite predominating, common arsenopyrite and rutile together with minor chalcopyrite and sphalerite; and
- The majority of gold grains are associated with pyrite, with between 46% and 74% of grains occluded in pyrite, between 14% and 26% of grains attached to pyrite and between 3% and 22% free in gangue. Some gold is also associated with chalcopyrite, arsenopyrite and rutile.

Follow-up surface exploration work along the Yalea structure confirmed continuation of the mineralisation southwards for a further two kilometres. Reconnaissance diamond holes were drilled to test the structure and returned encouraging intercepts of 19 metres at 1.4g/t, eight metres at 2.7g/t and five metres at 2.8g/t. Subsequently a detailed dipole – dipole induced polarisation (IP) ground geophysical survey has been completed. Initially six lines over the Yalea orebody were surveyed as an orientation study to geophysically fingerprint the deposit followed by 200 metre spaced lines tested two kilometres to the south. A moderate to good, north-south chargeability anomaly characterises the Yalea orebody over the six lines surveyed. To the south of the orebody the anomaly disappears but is then seen to redevelop some 600 metres to 800 metres further south for a distance of about one kilometre along a similar north-south trend. This is a prime target for further exploration. One drillhole, YSDH03 drilled in the anomalous area, intersected 1.47g/t over 11 metres from 107 metres and 1.33g/t over 20 metres from 169 metres. The two lines surveyed to the north of P125 do not indicate a continuation to the north-south anomaly, suggesting that the mineralisation terminates.

Modelling to the north of Yalea - P125 identified 13 target areas along a 10 kilometre strike length which will be the focus of continued generative work. A diamond hole was completed to test the first of these and intersected multiple zones of mineralisation between 85 and 120 metres vertically below surface.

At Loulo 0, an 8-hole diamond drill programme completed infill drilling of the Loulo 0 orebody down to vertical depths of 400 metres. Gold mineralisation is hosted within a folded and tourmaline altered greywacke. High-grade payshoots of plus 6g/t are associated with brecciated quartz vein stockworks and locate along the axial planes of folds. The orebody is still open at depth and along strike.

In addition to the two main orebodies there are a series of satellite deposits where resources have been defined, namely Loulo 0 West, Loulo 2, Loulo 3, P129 and Baboto, locating within a 12 kilometre radius of the plant site. Definition drilling is required to convert these resources to reserves.

Elsewhere in the Loulo region of western Mali, a heads of agreement has been signed between Randgold Resources and the Cooperative des Orpailleurs de Sitakili. Artisanal gold workings operate over three sub-parallel zones, each measuring three kilometres by 150 metres. Permit applications have been submitted to government authorities, and once these have been approved exploration will start. Gold mineralisation is associated with felsic dykes intruding a package of sedimentary rocks along the hinge zone of an antiformal structure. Reconnaissance rock chip sampling has returned gold grades

MALI: MORILA MINE JV
Block model of the Morila pit including the Morila shear zone extension and Tonalite extensions together with the adjacent Samacline target


Outline of mineralisation identified by drilling
North
Morila pit
MSZ extension
Samacline target
Gold grades
>5g/t
3-5g/t
2-3g/t
1-2g/t
<1g/t
Pit 5 Tonalite ext.
800 metres

MALI: MORILA REGION
Randgold Resources permits in the Morila region


Kekoro
Diokelebougou
Koba
North
Segala
Dionkala
MALI
Morila mine
Tiorola
Morila
20 kilometres
Drill targets
Randgold Resources permits

SENEGAL
Randgold Resources permits with current drill targets


Bambaraya
Mandinka
N
Makana 2
Sabodala
Sofia
Kaviar
SENEGAL
Kounemba permit
KB
Tombo
Kanoumering permit
Tomboronkoto permit
20 kilometres
Drill targets

ranging from 5g/t to 19.5g/t. Artisanal gold workings operate over three sub-parallel zones, each measuring three kilometres by 150 metres.

Morila exploitation permit

Exploration has concentrated on the identification of additional resources close to the current pit and the conversion of these resources to reserves. Additionally, drilling of conceptual targets has identified hidden mineralisation at depth within shallow dipping structures.

On the western margin a programme of 48 diamond drill holes has been completed on the orebody extension to the north-west of the pit with the intention of upgrading this resource to a reserve and incorporating this into a mine plan. Multiple flat lying mineralised zones at depths between 40 and 200 metres were intersected. Better results include: SAN387 – nine metres at 8.37g/t (from 90 metres); SAN394 – five metres at 14.35g/t (from 188 metres); SAN413 – five metres at 21.0g/t (from 40 metres); and SAN421 – eight metres at 13.23g/t (from 43 metres).

At the Samacline target, 850 metres west of the current pit, previous drilling intersected 30 metres at 7.22g/t including five metres at 31.54g/t (SAN487) and four metres at 35.99g/t (SAN270). Mineralisation locates within a gentle, north to north-northeast trending antiformal hinge within the main flat lying Morila shear zone. SAM001 the first follow-up hole drilled, confirmed the model and intersected two metres at 18.84g/t (from 283 metres down hole), 10 metres at 3.43g/t (from 482 metres) and seven metres at 4.47g/t (from 485 metres). A further three holes have been completed, (SAM002, SAM003 and SAM007) the results have returned multiple gold intercepts ranging in grade from 0.8g/t to 6g/t and widths of two to 26 metres.

The Morila model was analysed following a structural review of the deposit and the following observations were made:

- The gold distribution is controlled by both the intensity and orientation of the foliation in the host rocks;
- The margins of the orebody appear to be broadly controlled by the change in dip and intensity of the foliation rather than any cross cutting faults;
- The previous structural architecture believed to control mineralisation, i.e. compartments bounded by north-south and northwest orientated structures, appears not to be valid as these have now been interpreted to be late structures; and
- The presence of high-grade metamorphic mineral assemblages, which includes almandine rich garnets, amphiboles, cordierites and evidence for migmatisation, would place the package in the upper amphibolite metamorphic facies. This together with the lack of strong widespread concurrent deformation indicates that the Morila deposit is situated in or near to the high temperature core of a broad contact metamorphic aureole.

Morila region

In the Morila region, work to date has not identified an orebody at surface but the presence of insitu gold mineralisation, gold anomalism, alteration, prospective host rocks and a structural framework suggests similarities to the setting of Morila.

The Ntiola area locates within the continuation of the Morila – Domba north-west trending structural corridor, while further to the east the Dionkala permit locates in a second sub-parallel north-west trending corridor. At the Ntiola target area 15 RC holes totalling 2 598 metres were drilled. Eleven of these holes were testing IP chargeability anomalies, while the other four tested insitu mineralisation. The chargeability anomalies appear to be generated by elevated amounts of pre/syn deformational pyrite and pyrrhotite which lie as plates or needles on the foliation planes within silicified, fine to medium grained clastic sediments and greywackes. The presence of these sulphides may be related to a regional metamorphic event; they are not associated with gold.

The drilling at Ntiola Main confirms the continuation of a mineralised structure of over 600 metres strike length. Intersections in both NTRC3 and NTRC4 indicate the presence of a mineralised structure of up to 40 metres wide. Alteration in this structure appears to be similar to Morila with sulphides on fine biotite filled fractures within heavily silicified medium grained, biotite rich meta-greywackes. These sediments are steeply dipping to the west. Both garnets and andalusite are visible in previously drilled core indicating a high temperature alteration as at Morila. The presence of this structure is highly relevant at a regional scale as it suggests that Morila is not a unique system. Ntiola remains a target for further work.

On the Dionkala permit, structural and geochemical data together with the first vertical derivative magnetic data define a broad dome shaped structure with a potential flat lying core that is within two kilometres of the intrusive contact. Most of the anomalous soil geochemical points appear to plot within a ~1 kilometre wide zone parallel to the foliation suggesting anomalism detected to date is focused in a single broad horizon 10 – 12 kilometres long. This together with garnet bearing sediments and patchy fine grained arsenopyrite along biotite rich foliation represents a large system within which a Morila-sized orebody could be present. A programme of five RC drill holes totalling 865 metres has been completed to test conceptual targets and confirmed this model but returned weak anomalous gold values.

On the Segala permit, which is part of the OMRD joint venture to the west of Morila, data integration and interpretation have led to the development of a new model for the Nemala target. The target locates in a north-east – south-west structural corridor which deflects around a large granitic intrusion, it is cross cut by north-west and north-south structures and is intruded by dolerites, gabbros and felsic dykes. Mineralisation locates in the hinge zone of an anticline with a steep plunge to the northeast, a best intersection of 20 metres at 2.31g/t has been returned from trenching. Work is currently focused on defining reconnaissance drill locations.

SENEGAL

The Senegal portfolio includes three permits covering 1 200km^2, located within the Sabodala volcano – sedimentary belt in the east of the country. Data integration and interpretation have defined four priority targets, in addition to two which have already been drilled, for reconnaissance drilling during the current field season; Sofia, Kaviar, KB main and Makana 2. On the Tomboronkoto permit at the Tombo target drilling has identified a low-grade resource. The target is being placed on hold while additional targets within the portfolio are evaluated.

On the Kounemba permit five holes were drilled at Bambaraya to follow up anomalous soil samples as well as 18 metres at 2.92g/t and eight metres at 4.50g/t in trenches (BBTR002 and 003 respectively) over a strike length of plus 1 500 metres. Two holes intersected encouraging results; BBDH002 24 metres at 1.75g/t Au (from 24 metres) including 12 metres at 3.17g/t and BBDH004, 300 metres further south intersected five metres at 1.31g/t. Mineralisation is associated with quartz tourmaline veins and vein breccias hosted in sheared andesitic volcanics. The prospect lies within a 020° trending segment, which forms a gentle right hand flexure, within a larger north trending shear corridor.

It is thought that dextral movement within the north trending corridor has resulted in dilational opening along the 020° trending segment. Our next round of drilling will be designed to further test this target.

At the Makana 2 target, exploration work has highlighted that a circular soil anomaly is associated with a silicified dioritic intrusive hosting disseminated sulphides and returning a trench intercept of 29 metres grading 1.1g/t. Mineralisation is open eastwards but the silicified hill is concealed beneath a laterite cap rock and will be drill tested in the current field season.

The Mandinka target in the north of the permit locates within the main transcurrent shear zone and has been identified from a regional 1 000 metre by 100 metre soil sampling which returned plus 25 ppb gold, N030° trending soil anomaly with dimensions of plus 10 kilometres long (open towards the north beyond the permit boundary) and between 300 metres (in the south) and 1 100 metres (in the north) wide. The highest soil value in the grid is 571ppb. Detailed soil sampling (200 metre by 50 metre) has been completed. The first results have been received and return two prominent north 30° gold anomalies, the first measures 5 000 metres by 500 (plus 50ppb) and the second 3 600 metres by 400 metres (plus 50ppb). The anomaly occurs mainly in erosional windows with incised valleys draining the area.

The lithologies encountered include volcanic and volcano-sedimentary formations of the Mako supergroup (mainly andesites, rhyolites, tuffs) and sedimentary rocks of the Dialle basin (greywackes, argillites, quartzites and gossans) intruded by granites, gabbros and pegmatites.

On the Kanoumering permit, the Sofia target locates along the Tombo-Sofia structural corridor which can be traced from Tomboronkoto in the south for 35 kilometres to Sabodala in the north. The Sofia target is identified by a N30 trending, plus 3 kilometre soil anomaly (>100ppb) at the sheared contact between ultramafic and a foliated tuffaceous andesitic package. Gold mineralisation locates within silicified and foliated andesitic tuffs in contact with an outcropping mylonite - jasper zone. Gold is associated with silica-fuchsite-carbonate-pyrite alteration. Trenching highlights a broad, low-grade (+1g/t) envelope of between 18-44 metres within which higher-grade zones of eight metres at 3.9g/t and eight metres at 3.8g/t have been outlined.

The major structures in the Sabodala belt which control the gross geologic architecture are generally sub-parallel to the north-east trend of the belt itself and are interpreted to be old thrusts along which terrane accretion has occurred. Gold mineralisation is closely related to a far more subtle set of belt discordant structural corridors which trend north-south especially where they have reactivated the belt parallel structures. This intersection leads to structurally favourable sites for fluid focusing and gold deposition. Exploration will be primarily focused at the intersection of these two structural trends to supply a steady stream of targets with the potential to pass the company's criterion of plus two million ounces.


TANZANIA
North
Cover basalts in excess of 80m thick awaiting larger rig to penetrate
Sulphide rich lithology results pending
Lake Victoria
Mobrama
Nyabigena South
Tanzania
Weak silicified zones with discrete pyrite
3m @ 0.9g/t
10m @ 0.1g/t
Kiabakari
Buhemba
Nyasirori
Mrangi
Randgold Resources prospecting licences
Mine
Advanced project
Gold occurence


BURKINA FASO: DANFORA AND KIAKA PERMITS
Kiaka permit
Diamond drill hole programme
North
>1 kilometre
12m @ 1.74g/t
6m @ 1.15g/t
KAT01
2m @ 9.45g/t
5m @ 0.62g/t
2m @ 1.07g/t
Ouagadougou
Kiaka
4m @ 0.65g/t
14m @ 2.93g/t
2m @ 1.41g/t
11m @ 1.26g/t
Danfora
Danfora permit
142 sample results from southern zone, with 38 returning an average of 8.3g/t


GHANA: ADANSI JV
Adansi JV
Obuasi mine lease
Obuasi mine
20 kilometres



TANZANIA

Randgold Resources has worked hard over the last year to expand its footprint in the major gold belts of Africa. Its efforts have been rewarded in Tanzania and it now holds the dominant land position in the Musoma greenstone belt, one of the most underexplored areas in Tanzania, while in the Mara belt it is exploring for a known style of mineralisation beneath recent cover basalts.

Within the Mara greenstone belt, where the company is in joint venture with Barrick, induced polarisation (IP) geophysical surveys were completed on two permits to test for gold mineralisation beneath recent cover basalts on extensions to the structures which host the Gokona, Nyabigena and Nyabirama gold deposits currently being exploited by Placer Dome. The results returned coincident resistivity and chargeability anomalies on both grids with similar magnitudes to those over the Placer Dome orebodies. Dipole IP surveys were carried out over these anomalies to provide additional depth information for the anomalies and allow three dimensional modelling and selection of drill targets. A programme of 26 drill holes for a total of 2 208 metres of reverse circulation drilling has been completed.

On the Nyabigena South permit, 11 RC drill holes for 973 metres have been completed over the Mughusi target area, which is the structural extension of Placer Dome's Nyabirama deposit. Two holes tested flat lying reefs hosted by foliated granodiorites; no anomalous gold values were intersected. Four holes tested geophysical targets intersecting granodiorites gneiss and weak finely disseminated pyrite; gold assay results returned no anomalous values. Five holes tested combined geological and geophysical targets intersecting weak anomalous zones (10 metres at 0.07g/t and three metres at 0.91g/t) associated with bands of pyrite, carbonate and silica alteration hosted by granodiorite gneiss. The drilling, albeit very widely spaced, confirmed the geological model and identified a large system of alteration. Results have, however, returned only very weak anomalous values. All the data are being incorporated into a generative study to drive further follow-up programmes.

On the Mobrama East permit, 15 RC drill holes for 1 235 metres have been drilled to test two coincident IP resistivity and chargeability anomalies, which locate along the extension to structures hosting Placer Dome's Nyabigena and Gokona deposits. These are conceptual targets due to recent rift basaltic volcanics covering the area. On the eastern anomaly the drill holes intersected moderate amounts of disseminated pyrite (up to 3%) and pyrrhotite (up to 5%) within silicified intermediate intrusives, silicified greywackes and black shales. However, there was no coincident gold mineralisation and this programme will be completed in the next field season.

In the Musoma belt, early-stage reconnaissance work is underway to understand geological and structural controls on mineralisation in order to evaluate and progress targets within the resource triangle. A feature of the most productive belts in Tanzania is their arcuate shape which is especially apparent in the inner and outer arcs which host the Bulyanhulu and Geita deposits respectively. Gold production from Nyabigena, Gokona and Nyabirama in the Mara belt, and Buhemba in the Musoma belt, highlights the prospectivity of this region to host world-class gold deposits. Generative work continues to identify further exploration opportunities.

BURKINA FASO

The company recommenced exploration in Burkina Faso. The completion of regional generative models highlighted the southern part of the country as highly prospective.

On the basis of this study two permits were acquired, namely Danfora and Kiaka.

The Danfora permit covers a 45km² area and locates along the Banfora greenstone belt in the south-west portion of the country. Exploration has highlighted a plus two kilometre long, gold bearing N40° trending shear zone developed along the contact between basalt and volcaniclastics. Detailed field mapping has outlined a plus 60 metre wide zone of mineralisation hosted within the basalts and associated with carbonate–silica–sericite–graphite alteration containing disseminated pyrite and pyrrhotite. The host rock, alteration and structural setting are very similar to Syama in Mali. Reconnaissance lithosampling returned grades of between 0.1 and 72.5g/t from quartz veinlets (<5cm) and associated altered basalts with an average grade of 4.2g/t for the 60 samples collected. A five hole reconnaissance diamond drill programme was completed at the Moussobadougou 1 target. The holes confirmed the continuity of a 60 to 80 metre wide zone of shearing and strong alteration at the contact between basalts and volcaniclastics. Within this zone multiple gold intercepts from two to 14 metres in thickness and grades from 0.62g/t to 9.45g/t occur.

The Kiaka permit, located in the southeast of the country is at an early stage of exploration. To date mapping and rock sampling have been completed. The results include 38 samples with values ranging from 1g/t to 77g/t and averaging 8.3g/t, 19 of these results are from quartz material (average grade 7.33g/t) and 19 from host rock (average grade 9.3g/t), the host rock consists of strongly foliated biotite rich schists containing disseminated arsenopyrite and pyrite, the rocks are very similar in appearance to the host rocks at Morila, but the foliation is sub-vertical. The mineralised zone presently extends for more than 2.5 kilometres and modelling is underway to prioritise drill locations.

GHANA

A partnership has been established between Randgold Resources and Inter-Afrique Holdings (a Ghanaian company) to identify and exploit profitable business opportunities in Ghana's gold mining sector. Through this partnership a joint venture agreement has been signed with local company Adansi Asaasi Mining Company Limited to undertake exploration on a 234km² licence located directly north-east of the Obuasi mining lease.

The extension to the main Obuasi shear on surface and within adits has been defined. Results have returned low gold values over moderate widths. Three dimensional modelling of the data has been completed. A decision relating to future work is pending.

The company's primary focus is to build a quality portfolio of projects within Ghana.

CÔTE D'IVOIRE

In Côte d'Ivoire, exploration activities are still suspended pending resolution of the current political impasse. The company continues to monitor the situation and holds regular meetings with the government. A state of *force majeure* has existed since the onset of civil unrest.

The company's portfolio in the north of the country includes the Nielle permit which hosts the 3 million ounce Tongon project and complementary satellite targets within a 10 kilometre radius, the Boundiali permit where the advanced target of Tiasso locates and three reconnaissance licences, which amount to a groundholding of some 2 628km².

NEW BUSINESS

- Randgold Resources has continued to assess new business opportunities throughout the world in accordance with its views on business risk and geological prospectivity. It is driving its new business effort both through self-generated targets as well as those submitted by third parties.

- The company has upgraded its generative capability and strengthened its capacity for organic growth through exploration. At the same time expanding its footprint in Africa with new groundholdings acquired in Ghana, Burkina Faso and Tanzania.

- In Ghana a co-operative agreement with Inter-Afrique Holdings has been entered into to identify and exploit profitable resource opportunities in the Ghanaian gold mining sector. The relationship with Inter-Afrique dates back to the early '90s and they acted as advisors to Randgold Resources in the bid to acquire Ashanti last year. This agreement has led to the signing of a joint venture agreement with local company Adansi Asaasi Mining to explore the property directly to the northeast of the Obuasi gold mine.

- Two permits have been acquired in Burkina Faso and in Tanzania. A joint venture with Barrick Exploration Africa Limited has added to Randgold Resources' groundholding in the Musoma Mara region.

- Randgold Resources has conducted due diligence audits on many projects within and outside of Africa, both at a project and corporate level, based on its stated objective of value creation through exploration, discovery and development.

HUMAN RESOURCES REPORT

Randgold Resources Limited has had a sustainable development and social responsibility strategy since its inception. This strategy forms part of and is fully integrated into the company's overall business strategy. In common with the business strategy, the sustainable development and social responsibility strategy is regularly updated and has evolved over the years.

Efforts have been maintained during the year to further enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding Randgold Resources' operations at Loulo, Morila and elsewhere. Our operations carry out their community development activities in close co-operation with representative local community liaison and development committees set up through consultation and co-operation between the operations and the communities, with input being sought from non-governmental organisations, aid agencies and government departments. During 2004, funds in excess of US$1.2 million were allocated specifically to sustainable community development activities at Loulo, Morila, Syama and at our exploration sites.

The Morila community development trust fund became operational early in 2004.

Prior to the sale of Syama to Resolute Mining during the year, Randgold Resources, in partnership with US AID and the Ministry of Mines in Mali, set up and funded an agricultural scheme costing US$110 000. This involved initiating several micro-agricultural family businesses such as fish farming, and the stocking of some mine dams and other water sources in the area, chicken farms, irrigated vegetable gardens and donkey rearing. In addition, the company was involved in initiating a trust fund for villages surrounding Syama which was funded by an arrangement between Randgold Resources Limited and the International Finance Corporation.

In Senegal, a special bursary award system was set up by Randgold Resources for the University of Senegal's faculty of Earth Sciences. In Mali, the company participates in a Malian mining industry bursary scheme which has sent four Malian students to South Africa for mining-related degree courses.

Mark Bristow, our chief executive, accepted an invitation to join the President of Senegal's Economic Advisory Committee. Meetings were held with government ministers in Mali, Tanzania, Senegal, Ghana,

Burkina Faso and Côte d'Ivoire. The President of Burkina Faso visited our representative office in Johannesburg and Loulo was visited by the Malian Minister of Mines during the year. Such regular liaison with governments of the countries in which we operate form part of our focus on building and maintaining effective relationships.

At a national level in Mali, during calendar year 2004, an amount of US$17 million was paid to the Malian government in payroll taxes, duties, royalties and dividends by Randgold Resources operations and a further amount of approximately US$77 million was paid to Malian businesses for goods and services rendered.

INDUSTRIAL RELATIONS

Offices and exploration projects

Good industrial relations across the group and our annual climate survey results continue to reflect the success of Randgold Resources' pact with labour. No industrial relations problems, nor lost time due to industrial action, were experienced during the year. Randgold Resources' employees in Mali, ignored a call from the mining section of the Malian United Workers Union (SECNAMI) for a national three-day stoppage in the Malian mining industry and worked as normal. Randgold Resources is unique among the large mining companies operating in Mali in that its employees have never responded to calls for national strikes, of which there have been three in the last three years.

MANPOWER

Human capital

As the company develops and expands, every effort is made to employ excellent people. Through leadership, a sense of ownership and interpersonal influence, these people are motivated to do "what needs to be done" to make Randgold Resources grow.

"What needs to be done" is defined by consultative strategic planning, which is refreshed at regular intervals and results in its strategy being owned by all its employees. This strategy provides the foundation for the long-term plan (including manpower plans), the fundamental principles of its business, the framework for effective decisionmaking and the action required from its people, the initiating of change and improvements and, most importantly, a rallying point. It enables the business to organise its resources and optimise the application of its human capital.

In 2004, there were two significant changes in the company's leadership structure. Firstly, the exploration and evaluation functions were merged under the leadership of Adrian Reynolds, general manager exploration and evaluation. The new team includes exploration management, managing a very busy exploration programme across six countries, which is being overseen by Paul Harbidge, while responsibility for the generative side of the function has been given to Greg Cameron, whose role is to ensure that geology drives the exploration projects. Rodney Quick, who has been responsible for Randgold Resources' mineral resource evaluation function, has moved across to Loulo as the new mine's mineral resource manager, in order to gain production experience, and in the short term will be replaced by Babacar Diouf, who is currently a member of the Senegal exploration team and who will be given career developmental exposure in the evaluation section.

The second major change concerns the building of a top-class operational team for the Loulo mine currently being constructed. Most of the key appointments have been made ahead of the start of operations at Loulo, scheduled for 2005. Amadou Konta has been appointed general manager, becoming the first Malian to head a large gold mine in Mali. Amadou Konta has played a key role in the pre-construction phase of development of the Loulo project as Randgold Resources' construction and mining manager in Mali, using his skills as a qualified civil engineer. Prior to this he was manager mining at the Syama mine and for the last three years has also undertaken mining engineering consultancy work on behalf of the company in addition to his construction responsibilities. At Loulo, Amadou Konta will lead a highly skilled and experienced operational team, which includes Marcel Damen, mining operations manager, Rodney Quick, mineral resources manager, Amadou Maiga, management accountant, Abdoulaye Cisse, plant superintendent, Lamine Sarre, human resources co-ordinator, Dr Meme Togola, environmental manager, Onno Ten Brinke, chief mine planner, Emmanuel Badini, exploration manager, Les Heads, safety manager and Lindsay Earl, chief engineer. This team is strong and well-balanced, blending local and expatriate talent.

Through involving employees in the business, motivating them and empowering them the company has maintained enviable safety, health and low voluntary turnover records at its operations. Randgold Resources operations have won national safety awards at Syama and Morila, have reduced the incidence of diseases such as malaria in the areas in which they operate and have maintained voluntary turnover of less than 1% per annum.

Corporate

During 2004 Randgold Resources had a corporate complement of 12 employees based in Africa and Europe.

Operational centre

The company's operational centre is situated in Bamako and has 15 employees that provide financial, accounting, legal and logistical services to exploration projects and mining operations in Mali and the West African region.

Exploration

Exploration had a total complement of 38 permanent and 71 fixed-term contract employees at December 2004. This number was reduced during the year with the transfer of the Mali West exploration team to the Loulo mine.

Joel Holiday, a senior exploration geologist, joined the Mali South exploration team in September 2004 to replace a senior geologist who resigned. Tony Thomas, senior geologist, moved from Mali West to Ghana during the third quarter of 2004, to re-establish and manage the company's new exploration drive there. Felix Kiemde moved from Mali West to set up and manage the company's exploration function in Burkina Faso, following the decision to re-enter that country.

Loulo

Loulo currently has a complement of 32 permanent Randgold Resources employees and 119 fixed-term contractor staff, employed for the duration of the construction project, through the Malian labour broking company UPS.

John Steele, general manager: capital projects, who managed the construction of Morila, is directing the construction of the Loulo mine and is being assisted by Richard Quarmby, metallurgical engineering manager. All major contractors, including construction, mining, explosives and power contractors are on site and are being assisted with personnel issues by Randgold Resources' human resources staff.

Morila

While the number of permanent employees of Morila SA was stable during the year, the number of contractor employees was significantly reduced with the completion of the processing plant extension project.

Seven Bridges Trading 14 (Pty) Limited

The company opened a small support subsidiary company in Johannesburg during the year to take over the administrative support services previously supplied by Randgold & Exploration Company Limited. Seven Bridges has a complement of 15 people.

Personnel administration

Standard performance management, job evaluation and housing procedures and systems are operating successfully across the group and its affiliated companies. Refresher courses have been undertaken to ensure these are fully comprehended by the workforce.

Training and development

This year the focus has been on management skills, slimes dam design, ore evaluation, induction and safety training.

Five employees are studying for MBAs, two for a Chartered Institute of Management Accountants qualification, one for a Chartered Institute of Financial Analysts qualification, 40 employees attended short management courses, 20 attended a series of TSF courses, 10 employees attended ore-evaluation related courses, the Loulo safety manager attended the British Safety Council annual conference and all employees at Loulo, including contractor employees, have attended the Loulo induction and safety course.

The company continued to support the Malian Mining Industry University scholarship scheme during the year. This scheme sent four Malian students to South African universities to study for undergraduate degrees.

The company also has assisted the Universities of Mali and Senegal by providing off-campus training to students at its exploration projects in Mali and Senegal.

Randgold Resources set up an annual scholarship award scheme at the University of Senegal in 2004. Arrangements have been made during the year for students from the University of Mali to obtain vacation employment at Loulo during 2005.

000056



MANAGEMENT TEAM

AS AT 31 JANUARY 2005



DAVID HADDON (47) - *General counsel and secretary*
After qualifying as an attorney in 1984, David gained several years' legal and commercial experience with a financial institution and a major South African insurance company. In 1995 he was appointed group company secretary of Randgold & Exploration. Having overseen the administrative obligations of Randgold Resources from its incorporation in 1995, he assumed secretarial responsibility when it listed on the London Stock Exchange in July 1997.

PAUL HARBIDGE (35) - *Exploration manager*
Paul Harbidge graduated from Kingston University with a BSc in geology and obtained his MSc from Leicester University. He is a geologist with over 12 years experience, mainly in West Africa having previously worked for Rio Tinto, Anglo American and Ashanti. He joined Randgold Resources in February 2000 where he has been responsible for managing exploration project activities in West Africa. He was appointed exploration manager in July 2004.

BILL HOUSTON (57) - *General manager - human resources*
Bill has a masters degree in human resources management and 24 years' experience in human resources and organisational development. He joined Randgold in 1992 as group training and development manager. Bill currently heads the human resources function.

AMADOU KONTA (47) - *General manager – Loulo*
Amadou has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine by BHP and served as mine manager from 1997. In 2001 he was promoted to construction manager for the Randgold Resources group in Mali and he was appointed Loulo general manager on 1 October 2004.

VICTOR MATFIELD (40) - *Corporate finance manager*
Victor joined Rand Mines in 1992 as management accountant. He is a chartered accountant by training and was appointed corporate finance manager in August 2001. Prior to that he served as the financial manager of the Syama mine, and as the financial manager of the Morila capital project.

CHRIS PRINSLOO (54) - *Group financial manager*
Chris has 32 years' experience in the mining industry. Commercial manager with the Randgold group since June 1993 and since 1996 responsible for the coordination of logistics and materials supply, he has also been responsible for the group's risk management and insurance portfolio. He was appointed the financial director of Somisy SA in 2000 and, with effect from January 2002, Chris assumed the position of group financial manager.

(from left to right) David Haddon, Paul Harbidge, Bill Houston, Amadou Konta, Victor Matfield, Chris Prinsloo, Richard Quarmby, Adrian Reynolds, Mahamadou (Sam) Samaké, N'golo Sanogo, John Steele and Lois Wark.



RICHARD QUARMBY (45) - *Technical manager*
Richard is a qualified chemical engineer with extensive experience in the mining industry. He joined Randgold's metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liaising with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

ADRIAN REYNOLDS (50) - *General manager - exploration and evaluation*
Adrian has 24 years' experience in the exploration and mining industries and was part of the team that developed the Randgold Resources strategy. He leads the exploration team and manages the evaluation of early stage and development projects. He is responsible for Morila technical oversight and for the compilation of the company's technical audits, due diligences and feasibility studies. He is a director of Morila Limited and Somilo SA.

MAHAMADOU (SAM) SAMAKÉ (57) - *General manager - Mali*
A professor of company law at the University of Mali, Sam was instrumental in writing the Malian labour legislation and brings valuable local insight into the human resources aspects of the company. He is the general manager of the Bamako office and is a director of the company's Malian subsidiaries.

N'GOLO SANOGO (42) - *Financial controller - Mali*
N'golo Sanogo has a masters degree in Economics from the National School of Administration (ENA) of Bamako. After teaching high school economics, accounting and commerce, he qualified as an auditor with SEC Diarra before joining BHP Mali in 1995. He has held positions as materials manager and senior accountant at Syama, and was appointed Randgold Resources' Mali financial controller in February 2004.

JOHN STEELE (44) - *General manager - capital projects*
John gained extensive metallurgical and management experience in his 17 years with Rand Mines and Randgold & Exploration. Upon the acquisition of the Syama gold mine in October 1996, he was appointed a director of the Malian company, Somisy SA, and general manager of the mine. At the beginning of July 1998, he assumed the position of general manager capital projects for the Randgold Resources group, overseeing the construction of the Morila mine.

LOIS WARK - *Manager - communications and cartography*
Lois joined Randgold in 1995. Her responsibilities include the production of corporate communications materials and presentations, co-ordinating the group's conference and exhibition programme and the management and integration of data captured in GIS, databases and various other software packages.

CORPORATE GOVERNANCE

THE BOARD

The board of Randgold Resources is committed to maintaining its fiduciary responsibility of guiding the strategic and entrepreneurial development of the group. Whilst having a majority of independent, non-executive directors, the members support the principle that the board is collectively responsible for the success of the company. Notwithstanding this principle, the non-executive directors have during the past financial year continued to provide an independent assessment of the activities of the group and its management, including verification of the integrity of financial information and all forms of control and risk management.

The board maintains a regular schedule of meetings to deliberate on matters which are reserved for its specific consideration. In this regard, the board has reserved for its sole discretion the finalisation and adoption of the strategic development, major fiscal policies, finalisation of all mining developments and consideration of and approvals of any merger and acquisition. The day-to-day management of the business has however been delegated to management. However, the board acknowledges that there are instances when independent non-executive directors should meet without the presence of executive management to deliberate on issues affecting the group. During the past financial year such meetings have occurred.

In accordance with the Combined Code, the responsibilities of chairman and chief executive officer are separated. Performance of the incumbents is measured in line with guidelines laid down by the board according to set and agreed criteria. The board has acknowledged that the chairman is responsible for the leadership of the board and to ensure that effective communications exist between the executive and non-executive directors. The role of the senior independent non-executive director continues to evolve and in this regard the incumbent has been delegated as the contact for the group's "whistle-blowing" procedure. The group has not appointed a nomination committee as it is the policy for details of a candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision was taken. The board will reconsider this position as and when it deems necessary.

The board has two other committees, the audit and remuneration committees, both consisting solely of independent non-executive directors. Details of the composition and the activities of both are contained hereafter or in the subsequent report of the remuneration committee. Discussions did take place, in conjunction with advice from the remuneration committee, which lead to the retirement from the board of our former executive chairman, Mr RAR Kebble. After careful consideration, the board approved the appointment of Mr Philippe Liétard, as the independent non-executive chairman and given the change in status a revised job description is being formulated. The structure and timing of the company's board meetings, which are scheduled over two days, allow adequate time for the chairman to interact with the non-executive directors without the presence of the executive directors. Currently the board is considering a board evaluation system which would be beneficial and cost effective for the company.

As reported in last year's annual report, Mr Ferdinand Lips retired in February 2004, while Mr Roger Kebble resigned in November 2004. There are no immediate plans to replace these directors. During the year, the board met seven times and attendance at meetings were as follows:

Name	Status	Number of meetings attended	Total number of board meetings
P Liétard	Independent non-executive chairman	6	7
DM Bristow	Chief executive officer	7	7
RA Williams	Financial director	7	7
BH Asher	Senior independent non-executive	7	7
J-A Cramer	Independent non-executive	7	7
RI Israel	Independent non-executive	7	7
RAR Kebble*	Former executive chairman	6	6
F Lips**	Independent non-executive	0	1
AL Paverd	Independent non-executive	7	7

* *Mr RAR Kebble resigned from the board on 3 November 2004.*

** *Mr F Lips resigned from the board on 19 February 2004.*

The independence of the non-executive directors complies with the relevant definitions of the United Kingdom Listing Authority's Combined Code except as follows: The board, despite his appointment as chairman, considers Mr Liétard to be independent. Notwithstanding that Dr Paverd has served as a director since 1995, the objectivity and nature of his contribution to the board and committee discussions were fully consistent with those of an independent director. All of the non-executive directors have options in terms of the company's share option scheme, but do not believe that this interferes with their independence. However, save for Mr Liétard, all non-executive directors own shares in the company, which aligns their interests with those of the shareholders. Similarly, the company's CEO has been granted a rolling three-year service contract which the board deems to be in the best interest of the company and all its shareholders.

It is the practice of the group to hold its annual general meeting in conjunction with a board meeting, thereby ensuring that members of the executive, the senior independent director and the chairmen of the board committees are available to answer any queries that shareholders might raise. When new non-executive directors are appointed, their terms and conditions of appointment will be available for inspection at the company's annual general meeting. The current terms and conditions of appointment of the executive directors will be available for inspection at the annual general meeting.

The job specifications for the chief executive officer and financial director have been formally approved by the remuneration committee and the board, and these are reviewed annually. The revised job specification for the chairman is currently being formulated.

The board operates in a field which is technically complex and directors continue to be exposed to information which enables them to fulfil their duties. Visits to the operations are made and technical presentations by management and the company's advisers to further their knowledge in various areas of specialisation, including corporate governance and the various requirements of the US regulatory authorities. At the moment, induction courses take the form of presentations made to the board and site visits. Information necessary to update the board on the company's activities and corporate governance is made available through the offices of the company secretary. Directors are regularly invited to attend company presentations to shareholders and investors to encourage interaction with the market. All directors have direct access to independent professional advice when they deem that such assistance is necessary in the furtherance of their responsibilities.

In accordance with the provisions of the Companies (Jersey) Law 1991 and the articles of association, directors are required to submit themselves to re-election. Any newly appointed director is subject to election by shareholders at the first annual general meeting after his/her appointment. Thereafter, by rotation, the entire board is subject to re-election every three years. Currently, the majority of non-executive directors have served on the board for a period of seven years, and in Dr Paverd's case since 1995.

At the present time, the articles of association do not specify any age limit for directors to retire nor is there any restriction about the period of service. However, the board will reconsider its composition for future years and the implementation of an age limit for directors if it deems this appropriate.

ACCOUNTABILITY AND AUDIT

The Companies (Jersey) Law, 1991, and the Combined Code confirm, and the board acknowledges, that it is responsible for presenting a balanced and understandable assessment of the company's position and prospects. This extends to the preparation and publication of the annual report and any other release of information, price sensitive or otherwise.

The financial statements set out in this report have been prepared by management in accordance with International Financial Reporting Standards and are based on accounting policies that the board considers appropriate and supported by reasonable and prudent judgments and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the company and group as at 31 December 2004, and the consolidated results of operations and the cash flow information of the group for the year then ended. The directors have continued to adopt the going concern basis in preparing the financial statements because the directors are satisfied that the group and company have adequate financial resources available to ensure their continued operational existence for the foreseeable future.

CORPORATE GOVERNANCE

(CONTINUED)

The group has operated a code of ethics since its United Kingdom listing in July 1997 and subsequently, as applicable, with the Sarbanes-Oxley Act of 2002. The code has been updated to have specific reference to the company's financial managers and the chief executive officer. A copy of the code is available on the company's website: **www.randgoldresources.com**.

INTERNAL CONTROL

The group maintains a Business Control Framework that documents the key business risks, operational, financial, compliance and related controls. The Business Control Framework is regularly reviewed and updated by management, who report quarterly to the board on any issues which might affect the risks and controls. The board acknowledges that it has responsibility for the overall and ongoing review and update of the Business Control Framework and that it has complied with Provision C.2.1 through the procedures noted above.

The board continues to receive copies of all the internal audit reports in respect of the Morila gold mine which are reviewed by the audit committee. Executive management undertake regular audits of various parts of the Morila mine and details of these reports are submitted to the audit committee and board for comment. Financial and technical audits of the company's branch offices and major assets are regularly conducted. The board notes that no cost effective control system will preclude all errors and irregularities.

Details of the key risk factors which might affect the activities of the company are contained in the Form 20-F annual report filing for the period to 31 December 2003 and can be obtained from the company's website.

AUDIT COMMITTEE

For the period under review, the audit committee comprised four independent non-executive directors:

Name	Appointed
BH Asher (Committee chairman)	15 July 1997
J-A Cramer	15 July 1997
P Liétard	20 April 1998
AL Paverd	1 May 2000

The committee comprised four members, three with considerable years' experience in the financial services sector. The board believes that this level of expertise is sufficient to meet the standards imposed by the Combined Code. If issues arose which were deemed outside the areas of expertise of the audit committee, which required deliberation, independent professional advice would be sought by the committee. However, from his appointment as chairman of the company on 3 November 2004, Mr Liétard stood down as a member of the audit committee.

During the year, the committee met six times and attendance at the meetings was as follows:

Name	Status	Number of meetings attended
BH Asher	Chairman	6
J-A Cramer	Member	6
P Liétard	Member	5
AL Paverd	Member	6

For the period under review, and purely as payment for their services as members of the audit committee, Mr Asher received US$30 000 as chairman, and Dr Paverd and Messrs Liétard and Cramer US$40 000, US$37 084 and US$40 000 respectively.

The committee makes recommendations to the board in relation to the appointment, re-appointment and removal of the external auditor as well as the remuneration and terms of engagement of the external auditor. It is noted that the actual appointment of the external auditors is subject to the approval of shareholders at the annual general meeting.

The committee reviews and monitors the external auditor's independence and the objectivity and effectiveness of the audit process. This is undertaken within the framework of a detailed audit charter which has been adopted by the board. A copy of the audit charter is available on the company's website.

The purpose of the committee is to review the group's published results, the effectiveness of its systems of internal control, internal audit procedures, legal and regulatory compliance including for the United States that is required in terms of the Sarbanes-Oxley Act, and the cost effectiveness of the services provided by the internal and external auditors. The audit committee has implemented a policy regarding the provision, and pre-approval thereof, of non-audit services by the external auditors and this mandate is reviewed annually.

The committee meets regularly and this includes meetings which are used to consider and approve the company's quarterly results. The external auditors are regularly invited to attend meetings to report on their activities. The committee also meets with the external auditors, independent of the executive directors or management, where this is deemed necessary.

The Sarbanes-Oxley Act of 2002 also required companies to establish "whistle-blower" systems. The geographical spread of the group's activities, particularly in remote West African locations, makes the establishment of such systems complex. It was felt appropriate for the senior independent director to be the first point of contact in the company's "whistle-blowing" procedure. In the event of an issue being raised, independent consultants would then be employed by the senior independent director to investigate any alleged irregularity.

The audit committee has, during the past financial year, overseen the appointment of KPMG to assist the company to ensure compliance with the requirements of Section 404 of the United States Sarbanes-Oxley Act. Management has set up a steering committee chaired by the finance director. Both KPMG and the company's external auditors PricewaterhouseCoopers attend meetings of the steering committee.

COMMUNICATION WITH SHAREHOLDERS

The board acknowledges responsibility for maintaining effective communications with all shareholders. The CEO, the company's internal investor relations function and the company's investor relations consultants prepare a quarterly report for the board detailing the activities and presentations given to shareholders. Besides attendances at various industry conferences, a minimum of two roadshows during the year are undertaken to enable company representatives to interact directly with shareholders and other interested parties.

The board believes that the annual general meeting is an appropriate forum for contact with share-owners and encourages their attendance and participation.

In order to reflect the sentiment of share-owners at the annual general meeting, it has been an unwritten policy that all resolutions should be considered by way of a ballot poll and the number of proxies received disclosed to the members in attendance.

REPORT OF THE REMUNERATION COMMITTEE

The remuneration committee comprises three independent non-executive directors:

Name	Appointed	Resigned
RI Israel (Committee chairman)	15 July 1997	
BH Asher	15 July 1997	
F Lips	15 July 1997	19 February 2004
P Liétard	23 February 2004	

During the year, the committee met three times and all standing members were present at these meetings. In accordance with his appointment as chairman of the company, Mr Liétard stood down as a member of the committee. The board is currently considering his replacement.

For the year under review, and purely as payment for their services as members of the remuneration committee, Mr Israel was paid US$23 000 as chairman and Messrs Asher and Liétard US$2 500 and US$12 917 respectively.

REMUNERATION POLICY

The committee's principle function is to determine, on behalf of the board, the senior executive remuneration policy and the remuneration and other terms and conditions of employment of the company's executive directors. The company's human resources executive provides the committee with access to comparative industry surveys which assist in formulating remuneration. To this end, the committee has in the past year engaged the services of an independent external consultant, Bachelder & Dowling, to assess and measure the employment contracts of the executive directors in comparison to international standards. During the past financial year, at the behest of the board and in consultation with the independent external consultant, the committee investigated and proposed a revised structure for remunerating the company's non-executive directors. The proposal, which was subsequently adopted by the board, has altered payment away from an attendance based system to that of an annual retainer. The committee considers the new system to more accurately reflect the commitment of the non-executive directors to the strategic direction of the company and is in line with current remunerative practice. Details of the revised structure are provided on page 58 of this report. When determining the revised structure, the committee took cognisance of the fact that the company has multiple listings and attempted to initiate a system which included various different features.

The committee believes that its meetings should be held within formal corporate structures, but should be flexible enough to ensure that these can be called without the attendance of management. At such meetings the members present are entitled to call for independent consultant's advice on pertinent issues. At other meetings, the committee members may invite the chairman and chief executive officer to attend.

The committee is currently re-evaluating its charter and once updated, a copy will be placed on the company's website.

The committee's objective is to provide senior management, including directors with a competitive package which will attract and retain executives of the highest calibre and encourage and reward superior performance. Further, whilst such packages are paid, the committee is cognisant that the market demands that criteria be established which measure an individual's performance. The committee agreed performance criteria with the individuals concerned and an appraisal is completed and performance measured against the agreed criteria. The committee believes that the short-term reward structures, which are made up in the form of participation in the company's share option scheme, are sufficient to motivate certain of the executives, but agreed that in the case of the CEO additional incentivisation was necessary to retain his services, motivate his performance and align him with the interests of the shareholders. Further investigations are continuing to establish systems which would provide meaningful rewards in the longer term.

In November 2004, Mr RAR Kebble, the former executive chairman, following the signature of a termination agreement, resigned from the board. The terms of Mr Kebble's agreement, which was approved by the board, provided for:

- Payment of all monies due in terms of his existing contract of employment, which was due to run until 31 May 2006, amounting to US$593 750;
- All unexercised share options, at the date of the agreement amounting to 133 400 options at a strike price of US$3.25, were to be unrestricted and to vest with immediate effect;
- An additional payment of US$500 000; and
- Payment of any bonus that Mr Kebble would have been entitled to in accordance with the terms of his employment contract had he not resigned with effect from 3 November 2004.

Mr P Liétard was appointed non-executive chairman with effect from 3 November 2004. Details of his remuneration are contained on page 58 of this report.

EXECUTIVE DIRECTORS' REMUNERATION

The remuneration of the executive directors comprises a basic salary, an annual bonus, participation in the share option scheme and share grants for the chief executive. The total executive directors' remuneration for the year ended 31 December 2004 was US$5 350 664 (year ended 31 December 2003: US$3 578 500). Full details are provided in a table on page 58 of this report.

BASIC SALARY

Each executive director receives a basic salary as determined by the committee in accordance with the remuneration policy.

SHARE OPTIONS

Awards of share options are determined by the remuneration committee which is guided by industry and international standards. Such options are not currently subject to any performance criteria. Any options awarded to an employee are subject to an upper limit of two per cent of the company's issued share capital. No share options can be awarded at a discount because the scheme rules provide that the exercise price is determined as the closing price of the shares on the trading day preceding that on which a person is granted the option.

The scheme provides that all options may be exercised early in the event of an acquisition of such shares as would require an offer to be made to all shareholders. Details of options held by directors are contained in a table on page 59 of this annual report.

ANNUAL BONUS

Executive directors' service contracts provide for the payment of an annual bonus. The bonus is determined on a notional shareholding measured against the performance of the weighted average price of the ordinary shares of the company calculated on a 12 month period ending 31 March. The calculation of the annual bonus for Mr RAR Kebble and Dr DM Bristow is based on a notional shareholding of 300 000 ordinary shares, whilst for Mr RA Williams the figure is 100 000 ordinary shares.

SERVICE CONTRACTS

Service contracts have been concluded with the two executive directors and Mr RA Williams' current agreement runs until 31 May 2006. However, the board, following recommendations made by the remuneration committee, has entered into a new service contract with Dr DM Bristow.

Given the size of the company and its small management team, the board considers periods of employment in excess of one year appropriate. The board has agreed to a rolling three year contract for Dr DM Bristow and this has been approved based on the importance attributed to his contribution to the company's overall strategic direction and performance. In the event of unilateral termination, the company would be required to compensate the director concerned for any outstanding amounts due in terms of the contract.

In terms of the new service contract entered into with Dr DM Bristow, the board on the recommendation of the remuneration committee has awarded the CEO restricted stock amounting to 150 000 shares. The award was subject to agreed performance criteria set for the 2004 financial year. Since Dr DM Bristow has met these criteria, one third of the shares has become due by 31 December 2004 and the remaining two thirds from the end of the next two financial years.

Each agreement provides for the directors performance to be reviewed annually. The service contracts do not provide for any retirement payments, nor does the company have any such retirement liability. The company does, however, provide a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement.

On 16 August 2004, the board of directors approved a resolution awarding Mr RA Williams 125 000 share options in accordance with the rules of the current share option scheme. The options were awarded at a price of US$8.05, being the trading price of the company on 5 August 2004, Mr RA Williams would be entitled to exercise the options in three annual tranches commencing on 6 August 2006.

In accordance with the requirements of the Statutory Instrument: The Directors Remuneration Report Regulations 2002, the company's performance has been measured against the HSBC Global Mining Index. The HSBC Global Mining Index is a capitalisation-weighted index calculated in dollars (US$). The series represents the mining industries of 21 countries for securities with a market capitalisation generally

REPORT OF THE REMUNERATION COMMITTEE

(CONTINUED)

in excess of US$50 million. The series has a base of 100 on 31 December 1985, with the exception of two Latin American indices which are based at 100 at 31 December 1989. A copy of the graph is included on page 4 of this annual report.

NON-EXECUTIVE DIRECTORS

As discussed on page 56 of this report, the board has accepted the recommendations of the remuneration committee relating to non-executive directors' fees. Accordingly, the board has recommended that the remuneration payable be amended as follows:

- A general annual retainer to all non-executive directors of US$45 000;
- An annual committee assignment fee of US$25 000, with an additional premium for membership of the audit committee of US$10 000;
- The chairman of a board committee to receive a committee assignment fee of US$40 000;
- The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$75 000;
- The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$90 000;
- An award to each director of US$30 000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award being 1 January 2005. Vesting would accelerate on the following conditions:
  - Termination other than resignation or dismissal;
  - Voluntary retirement after the age of 65 with a minimum of three years service as a director; and
  - Change in control of the company.

A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Currently, save for Mr P Liétard, all the directors hold shares equal to the value of the general annual retainer, and to date the award of restricted stock to non-executive auditors has not been made. For details of directors' shareholdings see page 59 of this report.

Previously non-executive directors were granted share options over the company's ordinary shares. These share options were awarded to non-executive directors at a time when such options were not considered as affecting a directors independence and when it was thought that such options would align directors with the interests of shareholders. Details of the options are shown on page 59.

DIRECTORS' REMUNERATION AND INTERESTS

Summary of directors' remuneration§

	Basic salary/fees 31 December		Bonus/service contract 31 December		Other payments 31 December		Total 31 December	
US$	2004	2003	2004	2003	2004	2003	2004	2003
EXECUTIVE								
RAR Kebble*	343 750	375 000	1 118 022	1 000 500	1 093 750	-	2 555 522	1 375 500
DM Bristow+	530 156	462 000	1 118 022	1 062 500	535 250	-	2 183 428	2 183 428
RA Williams **	239 040	187 000	372 674	491 500	-	-	611 714	678 500
Subtotal	1 112 946	1 024 000	2 608 718	2 554 500	1 629 000	-	5 350 664	5 350 664
NON-EXECUTIVE								
P Liétard	102 500	97 500	-	-	-	-	102 500	97 500
BH Asher	115 000	115 000	-	-	-	-	115 000	115 000
J-A Cramer	85 000	97 500	-	-	-	-	85 000	97 500
RI Israel	68 000	66 000	-	-	-	-	68 000	66 000
F Lips***	15 000	65 000	-	-	-	-	15 000	65 000
AL Paverd	85 000	97 500	-	-	-	-	85 000	97 500
TOTAL	1 583 446	1 622 500	2 608 718	2 554 500	1 629 000	-	5 821 164	5 821 164

§ *Payments made to non-executive directors in respect of the new remuneration referred to in the bullets above commenced with effect from 1 May 2004.*

* *Included in these payments, Mr RAR Kebble received monies on his resignation in November 2004, refer to page 60 for detail.*

** *The comparative numbers for Mr RA Williams include a restraint of trade payment.*

+ *Other payments comprise the grant of shares to Dr DM Bristow.*

*** *Mr F Lips retired from the board with effect from 19 February 2004.*

The bonus is calculated on the movement in the company's share price based on a calendar year to 31 March. The 2004 bonuses as shown above reflect the amounts paid in April 2004 in respect of the movement in the share price from 1 April 2003 to 31 March 2004, being US$6.625 to US$9.827.

DIRECTORS' OPTIONS

	Number of options during the period				Exercise price US$	Market price at date of exercise US$	Date from which exercisable	Expiry date
	At 01/01/04	Granted	Exercised	At 31/12/04				
EXECUTIVE								
RAR Kebble	266 800	-	133 400	133 400	3.25	9.41	12/07/03	11/07/12
DM Bristow	333 400	-	166 700	166 700	3.25	9.68	12/07/03	11/07/12
RA Williams	55 520	-	27 760	27 760	3.03	9.61	01/05/03	30/04/12
RA Williams	133 400	-	66 760	66 700	3.25	9.61	12/07/03	11/07/12
RA Williams	-	125 000	-	125 000	8.05	-	06/08/06	05/08/14
NON-EXECUTIVE								
P Liétard	24 500	-	-	24 500	1.65	-	29/01/01	28/01/11
BH Asher	24 500	-	-	24 500	1.65	-	29/01/01	28/01/11
J-A Cramer	24 500	-	-	24 500	1.65	-	29/01/01	28/01/11
RI Israel	24 500	-	-	24 500	1.65	-	29/01/01	28/01/11
AL Paverd	24 500	-	-	24 500	1.65	-	29/01/01	28/01/11

The high and low ordinary share prices for the company for the year under review were:
Ordinary shares on the LSE and Nasdaq from 1 January 2004 to 31 December 2004:

- Pound sterling on LSE (trading symbol RRS): High: £7.81; Low: £4.29
- ADRs on the Nasdaq (trading symbol GOLD): High: US$14.23; Low: US$7.76

The share price at the year-end, being 31 December 2004, was £5.93 for the ordinary shares trading on the LSE and US$11.36 for the ADRs trading on the Nasdaq.

DIRECTORS' SHAREHOLDINGS

	At 31 December 2004 Number	At 31 December 2003 Number*	Beneficial/ non-beneficial
EXECUTIVE			
RAR Kebble**	550 000	260 000	Beneficial
DM Bristow***	556 700	252 092	Beneficial
RA Williams	100 000	30 000	Beneficial
*NON-EXECUTIVE****			
BH Asher	16 420	8 210	Beneficial
J-A Cramer	12 466	6 233	Beneficial
RI Israel	12 466	6 233	Beneficial
F Lips§	-	50 000	Beneficial
AL Paverd+	12 466	6 233	Beneficial

* *Shares held by directors at 31 December 2003 are shown prior to the share split.*
** *Mr RAR Kebble resigned from the board on 3 November 2004.*
*** *This shareholding does not include any award of restricted stock, as referred to on pages 57 and 58.*
§ *Mr F Lips retired from the board with effect from 19 February 2004 at which date he held 50 000 shares in the company.*
\+ *On 25 February 2005, Dr AL Paverd exercised 24 500 options and increased his holding to 36 966 or 0.06% of the company's issued share capital. The market price on the date of exercise was US$13.65.*

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

SHARE OPTION SCHEME

The directors granted options to senior employees in accordance with the provisions of the Randgold Resources Limited Share Option Scheme (the "scheme"). The following summary is included in this Report as required in accordance with the rules of the scheme.

	Available	Granted	Average US$ price	Exercised	Average US$ price	Total
Balance at 31 December 2002	576 546	5 291 548	2.46	2 431 028	-	8 299 122
Adjustment to balance following increase in share capital	479 018	-	-	-	-	479 018
Shares exercised during the period	-	(2 418 090)	-	2 418 090	-	-
Shares added back i.t.o. Rule 3.2	775 200	(775 200)	-	775 200	-	775 200
Shares granted during the period	-	-	-	-	-	-
Shares lapsed during the period	110 862	(110 862)	1.74	-	-	-
Balance at 31 December 2003	1 941 626	1 987 396	3.14	5 624 318	-	9 553 340
Adjustment to balance following increase in share capital	979	-	-	-	-	979
Shares exercised during the period	-	(6 000)	-	6 000	11.07	-
Shares granted during the period	-	-	-	-	-	-
Shares lapsed during the period	-	-	-	-	-	-
Balance prior to share split	1 942 605	1 981 396	2.88	5 630 318	-	9 554 319
Adjustment to balance following increase in share capital	114 260	-	-	-	-	114 266
Share exercised during the period	-	(702 925)	-	702 925	9.05	-
Shares granted during the period	(1 316 003)	1 316 003	8.05	-	-	-
Shares lapsed during the period	53 500	(53 500)	3.25	-	-	-
Balance at 31 December 2004	794 362	2 540 974	5.35	6 333 243	-	9 668 579

ELECTION OF DIRECTORS

At the last annual general meeting of the company, Messrs Israel and Liétard were re-elected as directors. The following changes to the board of directors of the company (the "board") took place during the year:

Resignation	Effective date
F Lips	19 February 2004
RAR Kebble	3 November 2004

In accordance with Article 90.1 of the company's articles of association, Dr Bristow and Mr Williams retire by rotation. Both retiring directors are eligible and have offered themselves for re-election.

DIVIDENDS

The board of directors at its meeting on 31 January 2005 decided not to declare a maiden dividend.

SPECIAL RESOLUTIONS

The directors have considered, approved and unanimously recommend to the shareholders the special resolutions in the form attached to the notice of annual general meeting (the "notice"), as summarised below and incorporated into this report by reference (the "special resolutions").

In the opinion of all the directors, the adoption of these special resolutions would be in the best interests of the company and of the shareholders as a whole. Accordingly, all the directors who own shares in the company - being DM Bristow (556 700 shares), BH Asher (16 420 shares), J-A Cramer (12 466 shares), RI Israel (12 466 shares), AL Paverd (36 966 shares) and RA Williams (100 000 shares) - have indicated their intention to vote their shares in favour of the special resolutions.

(a) Company's purchase of its own shares

The board recommends to the shareholders that a special resolution be passed at the annual general meeting approving a general authority for the company to purchase its own shares in accordance with the terms set out in annexure 1 of the notice. The authority will be subject to the requirements of the Companies (Jersey) Law 1991, as amended, the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission, the London Stock Exchange and The NASDAQ Stock Market.

The directors intend to use this authority at such time or times, in respect of such number of shares, at such price and on such terms as they may consider appropriate from time to time. Accordingly, the method by which the company intends to acquire its shares, the exact number(s) to be acquired and the price(s) and date(s) at which the acquisition(s) is(are) to take place are not presently known.

However, the proposed authority is limited to a maximum of 14.9% of the company's issued ordinary share capital as at the date of the special resolution. Additionally, maximum and minimum acquisition pricing mechanisms will apply to the purchase by the company of its own shares, as set out in the special resolution. The maximum acquisition price will not be more than 5% above the weighted average of the listed price for the issued ordinary shares of the company for the five business days preceding the date of acquisition of the shares by the company. The minimum acquisition price will be par value.

It should be noted that the total number of outstanding options to subscribe for shares in the company as at 8 March 2005 is 2 540 974. These options together represent 4.28% of the issued share capital of the company as at 8 March 2005 and would, if the existing and proposed authority for the company to purchase its own shares were to be used in full, together represent 19.14% of the issued share capital of the company. There are no outstanding warrants to subscribe for shares in the company as at 8 March 2005.

SOCIAL RESPONSIBILITY STATEMENT

We at Randgold Resources are committed to the integration of environmental management into our business activities. The optimum utilisation of our mineral and other resources encompasses the protection and conservation of the existing environment. Within this framework, we strive to give all our workers a healthy and safe place of work. Safety is a permanent item on the agenda of all our operational management and board reports.

Our integrated environmental management process identifies potentially significant negative and positive impacts. We try to ensure that the least environmentally damaging alternative, commensurate with our business policy and within World Bank standards, is chosen and that measures, designed to minimise the negative impacts, are implemented. The strategy we use to meet the requirements of our mission statement is to:

- Ensure that our employees have a healthy and safe working environment;
- Maintain positive and understanding relationships with neighbours, government authorities and the public;
- Offer fair treatment to people who may have been adversely affected by our mining or exploration activities;
- Employ specialist consultants where appropriate;
- Use integrated environmental management to ensure that the decision-making process includes a holistic consideration of the environment. To facilitate this, studies on proposed new projects or on major modifications to existing operations must include an environmental impact assessment;
- Strive for the highest quality of rehabilitation, waste management and environmental protection at the lowest cost;
- Recognise and encourage environmentally sensitive planning and management of operations;
- Keep abreast of technological developments and create an atmosphere where innovation is encouraged to utilise them;
- Strive to optimise the consumption of energy, water and other natural resources;
- Avoid the use or release of substances which, by themselves or through their manufacturing process, are damaging to the environment and use instead environmentally friendly products and processes as they become available;
- Use an environmental management system to allocate responsibility for environmental issues; and
- Implement systems to improve environmental performance.

FINANCIAL REVIEW

FOR THE YEAR ENDED 31 DECEMBER 2004

Net profit for the year was US$20.1 million compared to US$47.5 million for 2003.

2004 was a year of consolidation with the main events being the Morila plant expansion and the commencement of the Loulo open pit construction. The purpose of the plant expansion was to increase throughput and partially compensate for the drop in grade towards the life-of-mine average grade. The grade at Morila was 8.3g/t in 2003 compared to 5.2g/t in 2004. The nine month delay in commissioning the plant and the lower grade were the main factors in the drop in profits year on year. Now that the plant expansion has been completed and mining is once again in a higher-grade part of the pit, Morila is forecasting higher levels of production for 2005. The forecast is for in excess of 600 000 ounces at cash costs of approximately US$200/oz.

Attributable production was down from 317 597 ounces in 2003 to 204 194. With the start-up of Loulo planned for mid 2005 and the increased production from Morila, attributable production is planned to rise from the 2004 level over the next two years.

The average realised gold price for 2004 was US$382/oz compared to US$345/oz for 2003 and US$308/oz for 2002. A rising dollar gold price has been beneficial, but there have also been cost pressures this year resulting from the weak dollar which have impacted on the industry in general. Morila's largest costs are diesel and the contract mining. As well as increases in the price of the mining contract, the weak US dollar has been a factor since the contract is denominated in euros. The security situation in Côte d'Ivoire has also impacted on costs since longer, alternative supply routes are now being used.

Roger Williams



Total cash costs were US$184/oz for the year compared to US$100/oz in 2003. The increase in costs was mainly the result of the lower grades which impacted on the level of production and absorption of fixed costs. The cost pressures mentioned above were another factor in the higher cost per ounce, although to a lesser extent. Nevertheless Morila continues to be a low cost producer with its average total cash cost still consistently below the estimated industry average of US$245/oz.

Expenditure on exploration and corporate costs was US$15 million, which is in line with our stated goal of investing US$10 million to US$15 million annually in exploration, new business and corporate opportunities. Exploration expenditure this year included extensive drilling particularly at the Loulo project in western Mali and on the company's exploration portfolio around Morila, in Burkina Faso, in Tanzania and Senegal.

The low tax rate was due to a five-year corporate profit tax holiday granted by the Morila convention, which will run until October 2005. Morila still paid a 6% royalty and other indirect taxes and dividends to the Malian government in this period which amounted to US$17.5 million. Loulo benefits from a similar tax structure in its convention, including exoneration from corporate profit tax for five years from date of first commercial production. The group's profits were boosted by US$7 million from the sale of Syama during the year to Resolute Mining.

The company's capital markets strategy has continued in the year with two initiatives taking place to increase liquidity and tradeability in the company's shares. In April, shareholders gave their approval to reconstitute the company's balance sheet so that accumulated losses could be expunged through the share premium account and hence clear the way for dividend payments to begin. This was subsequently approved by the Jersey Courts and the accounting entries have been effected. The company also carried out a sub-division of each ordinary share into two ordinary shares. The average daily trade since the beginning of May 2004 is 373 000 shares per day on Nasdaq and 47 320 per day in London which means that the entire share capital is traded approximately three times per year. In addition, there is no longer one shareholder with a significant block of shares since Randgold & Exploration have reduced their holding to 4 million shares in the year.

Earnings per share were 34 US cents, down from 83 US cents in 2003 (after adjusting for the subdivision of shares). Return on equity was below 20% for the first time in four years. 11% was achieved which was a reflection of the consolidation phase the company has been through.

The main movements on the balance sheet year on year reflect the construction of the Loulo open pit mine. The peak funding required is expected to be approximately US$89 million. This is being financed by US$60 million project finance with the balance being provided by the group's own internal funds. By the end of December, the group had spent US$67.6 million, including exploration, and had drawn down US$35 million of the project finance.

The other main balance sheet movement is an increase in receivables resulting from delays in reimbursement of fuel duties and value-added tax payable to Morila. The Morila project financing has been paid off and from end December 2004 Morila is completely unhedged.

Price protection has been put in place to support the development of Loulo. At the end of December 2004, 365 000 ounces had been sold forward at an average spot price of US$432/oz. The price protection mitigates capital and debt risk in developing the project and maintaining returns which pass the company's hurdle rates should the gold price move to significantly lower levels. The derivative programmes are all margin free. The counter-parties are a lending syndicate comprising SG Corporate and Investment Bank, Rothschild, HVB Group and Absa Bank.

The board considered the payment of a maiden dividend for the 2004 year. Given the growth opportunities the group has, it was decided not to recommend a dividend at this time. The board believes that funds are better spent on those value-enhancing projects, particularly the underground at Loulo, where we are budgeting US$7 million on the development study in 2005. The decision on dividends will be reviewed later in 2005.

As a foreign private issuer listed in the USA, the company has to comply with the requirements of the Sarbanes-Oxley Act. In particular, section 404 of the Act concerns management assessment of internal controls and imposes some onerous and significant obligations on SEC registrants. The essence of section 404 is that management must assess the effectiveness of internal controls over financial reporting and state the results of the assessment in the annual report, disclosing any material weaknesses. The external auditors must then attest to and report on management's assessment. Foreign private issuers such as Randgold Resources need to comply by the end of 2006.

Our section 404 project began in the middle of 2004. Key locations and account balances have been identified. Procedures and controls for those key streams have all been documented. In the first quarter of 2005, these controls will be tested by management and remediated if necessary. In addition, risk assessments are carried out and monitored on an annual basis.

The group's results are strictly and regularly measured against budgets and forecasts. Progress against the commitments of the executive management team are monitored on a weekly basis ensuring the company remains focused on delivery and measurement of performance.

R. A. W

Roger Williams
Finance director

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of Randgold Resources Limited and its subsidiaries. The financial statements, presented on pages 65 to 86, have been prepared in accordance with International Financial Reporting Standards ("IFRS") and include amounts based on judgements and estimates made by management. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the company and the group is supported by the financial statements.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers LLP, United Kingdom, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors, during their audit were valid and appropriate. PricewaterhouseCoopers LLP's audit report is presented below.

The financial statements were approved by the board of directors on 8 March 2005 and are signed on its behalf by:

P Liétard
Chairman

DM Bristow
Chief executive

Jersey, Channel Islands
8 March 2005

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF RANDGOLD RESOURCES LIMITED

We have audited the accompanying consolidated balance sheet of the company and its subsidiaries (the "group") as of 31 December 2004, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these financial statements based on our audit. This opinion has been prepared for and only for the company's members in accordance with Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the items listed in the contents section of the annual report, excluding the 2004 audited financial statements.

We also, at the request of the directors (because the company applies the Financial Services Authority Listing Rules as if it is a listed company incorporated in the United Kingdom), review whether the corporate governance statement on pages 52 to 55 reflects the company's compliance with the nine provisions of the 2003 Financial Reporting Council Combined Code, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

In our opinion, the financial statements give a true and fair view of the financial position of the company and the group as of 31 December 2004, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRS") and Companies (Jersey) Law 1991.

PricewaterhouseCoopers LLP
Chartered accountants

London, United Kingdom
14 March 2005



FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED 31 DECEMBER 2004

		Group	
US$000	Notes	31 Dec 2004	31 Dec 2003
REVENUES			
Gold sales		73 330	109 573
Interest income		1 033	999
Exchange gains		808	3 829
Other income		1 502	2 104
Profit on sale of Syama		7 070	-
		83 743	116 505
COSTS AND EXPENSES			
Mine production costs		37 468	26 195
Movement in production inventory and ore stockpiles		(8 512)	(6 229)
Transfer to deferred stripping costs		(3 999)	(3 483)
Depreciation and amortisation		8 738	10 269
Transport and refinery costs		233	408
Royalties		5 304	7 648
General and administration expenses		6 809	6 108
Exploration and corporate expenditure		15 529	17 007
Provision for environmental rehabilitation		177	990
Interest expense		1 623	1 895
(Gain)/Loss on financial instruments		(2 232)	1 733
Exchange losses		1 422	1 937
Other expenses		1 069	4 852
		63 629	69 330
PROFIT BEFORE INCOME TAX AND MINORITY INTEREST		20 114	47 175
Income and mining taxes	3	-	-
PROFIT BEFORE MINORITY INTEREST		20 114	47 175
Minority interest		-	351
NET PROFIT		20 114	47 526
BASIC EARNINGS PER SHARE (US$)	4	0.34	0.83 *
FULLY DILUTED EARNINGS PER SHARE (US$)	4	0.34	0.83 *

* Reflects adjustments resulting from the sub-division of shares.

CONSOLIDATED AND COMPANY BALANCE SHEETS

AT 31 DECEMBER 2004

US$000	Notes	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	9	129 854	71 931		-
Cost		151 639	174 304	321	321
Accumulated depreciation and amortisation		(21 785)	(102 373)	(321)	(321)
Deferred stripping costs	10	8 514	10 885		-
Long-term ore stockpiles	8	12 054	5 882		-
Investment in subsidiaries and joint venture	11	-	-	49 338	32 349
TOTAL NON-CURRENT ASSETS		150 422	88 698	49 338	32 349
CURRENT ASSETS					
Deferred stripping costs	10	6 370	-	-	-
Inventories and ore stockpiles	8	9 762	11 283	-	-
Receivables	7	23 667	15 196	2 250	3 391
Restricted cash	6	-	3 882	-	-
Cash and equivalents		78 240	105 475	77 147	101 507
TOTAL CURRENT ASSETS		118 039	135 836	79 397	104 898
TOTAL ASSETS		268 461	224 534	128 735	137 247
EQUITY AND LIABILITIES					
SHARE CAPITAL AND RESERVES					
Share capital					
Authorised:					
80 000 000* ordinary shares of 5 US cents each, for both years presented					
Issued:					
59 226 694 ordinary shares (2003: 58 520 770 *)		2 961	2 926	2 961	2 926
Share premium		102 342	200 244	102 342	200 244
Accumulated profit/(loss)		101 534	(18 580)	22 120	(75 362)
Other reserves		(15 668)	(7 403)	-	-
TOTAL SHAREHOLDERS' EQUITY		191 169	177 187	127 423	127 808
MINORITY SHARE OF ACCUMULATED LOSSES	15	(954)	(8 520)	-	-
NON-CURRENT LIABILITIES					
Long-term borrowings	14	40 718	6 832	-	-
Loans from minority shareholders in subsidiaries	15	2 575	9 478	-	-
Deferred financial liabilities	16	15 668	8 488	-	2 232
Provision for environmental rehabilitation	13	3 701	5 962	-	-
TOTAL NON-CURRENT LIABILITIES		62 662	30 760	-	2 232
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	12	14 428	11 990	1 312	5 264
Current portion of long-term liabilities	12, 14	1 156	11 567	-	1 943
Bank overdraft		-	1 550	-	-
TOTAL CURRENT LIABILITIES		15 584	25 107	1 312	7 207
TOTAL EQUITY AND LIABILITIES		268 461	224 534	128 735	137 247

* Reflects adjustments resulting from the sub-division of shares.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2004

Group

US$000	Number of ordinary shares	Share capital	Share premium	Accumulated profit/(losses)	Other reserves	Total
BALANCE AT 31 DECEMBER 2002	27 663 740	2 766	190 618	(66 106)	(8 293)	118 985
Net income	-	-	-	47 526	-	47 526
Exercise of employee stock options	1 596 645	160	9 626	-	-	9 786
Movement on cash flow hedges						
realised	-	-	-	-	890	890
BALANCE AT 31 DECEMBER 2003	29 260 385	2 926	200 244	(18 580)	(7 403)	177 187
Net income	-	-	-	20 114	-	20 114
Exercise of employee stock options	702 924	35	2 098	-	-	2 133
Subdivision of shares	29 263 385		-	-	-	-
Capital reduction	-	-	(100 000)	100 000	-	-
Movement on cash flow hedges						
realised	-	-	-	-	7 403	7 403
unrealised	-	-	-	-	(15 668)	(15 668)
BALANCE AT 31 DECEMBER 2004	59 226 694	2 961	102 342	101 534	(15 668)	191 169

A special resolution was passed on April 26, 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of US$0.05 each. The aim was to improve the tradeability of the company's shares and to equalise a share's value before and after the share split.

A special resolution was passed at the annual general meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by US$100 million.

Other reserves includes the mark-to-market valuation of financial instruments designated as cash flow hedges.

STATEMENT OF CONSOLIDATED CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2004

		Group	
US$000	Notes	31 Dec 2004	31 Dec 2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before taxes		20 114	47 175
Net interest paid		590	896
Depreciation and amortisation		8 738	10 269
Transfer to deferred stripping		(3 999)	(3 483)
(Gain)/Loss on financial instruments		(1 085)	1 618
Net increase in provision for environmental rehabilitation		177	990
Profit on sale of Syama		(7 070)	-
		17 465	57 465
Effects of changes in operating working capital items:			
receivables		(9 369)	(934)
inventories and ore stockpiles		(7 487)	(5 564)
accounts payable and accrued liabilities		4 272	1 152
Cash generated from operations		4 881	52 119
Interest received		1 033	999
Interest paid		(1 623)	(1 895)
Net cash generated from operating activities		4 291	51 223
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment		(69 438)	(6 655)
Movement in restricted cash		3 882	644
Disposal of Syama – net of cash disposed	24	8 571	-
Net cash utilised in investing activities		(56 985)	(6 011)
CASH FLOWS FROM FINANCING ACTIVITIES			
Ordinary shares issued		2 133	9 786
Long-term loans repaid		(11 674)	(9 534)
Long-term loans received		35 000	-
Increase in bank overdraft			380
Cash generated from financing activities		25 459	632
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		(27 235)	45 844
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		105 475	59 631
CASH AND EQUIVALENTS AT END OF YEAR		78 240	105 475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

1. NATURE OF OPERATIONS

The company, its subsidiaries and joint ventures (the "group") carry out gold mining activities and exploration. The group currently has one operating mine in Mali, West Africa, the Morila gold mine, which commenced production in October 2000, a mine in the construction phase, the Loulo mine, also in Mali, as well as a portfolio of exploration projects in West and East Africa.

The interests of the group are Morila SA ("Morila") which owns the Morila mine and Somilo SA ("Somilo") which conducts the development activities at the Loulo mine site. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Services Mali SA ("Anser"), a subsidiary of AngloGold Ashanti, is the operator of Morila.

Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo.

In May 2004, construction started on the Loulo mine which is scheduled to come into production in July 2005, initially as an open pit operation. A development study is in progress to assess the economics of mining the much larger underground resources at Loulo. A US$60 million project finance agreement for Loulo was concluded in September 2004. The loan, which is repayable between June 2006 and September 2009, was arranged by mandated lead-arrangers N M Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group as lead-arrangers. Drawdown of the loan commenced in December 2004. Until then, the group funded the capital project itself.

The main focus of exploration work is on the group's advanced projects in Mali West, around Morila and in Senegal and more recently Tanzania, Burkina Faso and Ghana.

The Tongon project in Côte d'Ivoire is at an earlier stage of feasibility, where the data currently available is less accurate but of a sufficient level of detail for preliminary economic analysis to be undertaken. As a result of the political situation in Côte d'Ivoire, which started in September 2002, no further exploration activity has been possible on the project.

On April 5, 2004 Resolute Mining Limited exercised its option to buy the group's 80% interest in the Syama mine, which had been on care and maintenance since 2001. At a gold price of more than US$350 per ounce, Randgold Resources will also receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, except for the accounting policy for development costs and mine plant facilities. This accounting policy has been changed to clarify the treatment of costs relating to the definition of mineralisation in existing orebodies or the expansion of the productive capacity of existing operating mines.

BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company's accounting policies.

GENERAL: The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

CONSOLIDATION: The consolidated financial information includes the financial statements of the company, its subsidiaries and company's proportionate share of the joint venture.

SUBSIDIARIES: Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

JOINT VENTURES: Joint ventures are those entities in which the group holds a long-term interest and which is jointly controlled by the group and one or more venturers under a contractual arrangement. The group's interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group's financial statements.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

SEGMENT REPORTING: A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments.

FOREIGN CURRENCY TRANSLATION:

(a) *Measurement and presentation currency*

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in US dollars, which is the company's measurement and presentation currency.

(b) *Transactions and balances*

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

PROPERTY, PLANT AND EQUIPMENT:

(a) *Undeveloped properties*

Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.

(b) *Development costs and mine plant facilities*

Development costs consist primarily of direct expenditure to develop an orebody for economic exploitation and to expand production capacity of existing operating mines. Following the completion of a feasibility study, development costs used to place a new mine into production are capitalised. Development costs and the costs of construction of mine plant facilities relating to major developments at existing mines are capitalised immediately. Development costs continue to be capitalised until commercial levels of production are achieved, at which time the costs are amortised as noted in (d) below.

(c) *Non-mining fixed assets*

Other non-mining fixed assets are shown at cost less accumulated depreciation.

(d) *Depreciation and amortisation*

Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortisation are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.

(e) *Mining property evaluations*

The carrying amount of the long-lived assets of the group are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price. In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the group's weighted average cost of capital. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are amortised in line with group accounting policies.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004 (CONTINUED)

It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

DEFERRED STRIPPING COSTS: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred, and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the year.

INVENTORIES: Which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Stockpiles consist of two types of ore, high-grade and medium-grade ore, which will be processed through the processing plant. Both high- and medium-grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design.

Stores and materials consist of consumable stores and are valued at average cost after appropriate provision for redundant and slow moving items.

INTEREST: Is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

FINANCIAL INSTRUMENTS: are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, investments in subsidiaries and joint venture, receivables, accounts payable, borrowings and derivative financial instruments.

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE: Are stated at cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when declared in respect of unlisted investments. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

DERIVATIVES: Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption. On the date a derivative contract is entered into, the group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for own use are deferred until settlement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement. The group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

RECEIVABLES: Are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

CASH AND CASH EQUIVALENTS: Include all highly liquid investments with a maturity of three months or less at the date of purchase.

REHABILITATION COSTS: The net present value of estimated future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS: Are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

BORROWINGS: Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

ACCOUNTS PAYABLE: Are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

DEFERRED INCOME TAXES: Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

EMPLOYEE BENEFITS:

(a) *Pension obligations*

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) *Termination benefits*

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(c) *Profit-sharing and bonus plans*

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

FINANCE LEASES: Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets.

REVENUE RECOGNITION:

Revenue is recognised as follows:

(a) *Gold sales*

Revenue arising from gold sales is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

(b) *Interest income*

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

EXPLORATION COSTS: Are expensed as incurred. Costs related to property acquisitions are capitalised.

EARNINGS PER SHARE: Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE: Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004 (CONTINUED)

3. INCOME AND MINING TAXES

The company is not subject to income tax in Jersey. Morila SA, benefits from a five year tax holiday in Mali. The tax holiday of Morila SA expires on 14 November 2005. The benefit of the tax holiday to the group was to increase its net income by US$11.7 million and US$22.5 million, due to not recording its share of Morila's tax expense for the years ended 31 December 2004 and 2003, respectively. Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.20 and US$0.39 for the years ended 31 December 2004 and 2003 respectively. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue. Somilo SA also benefits from a five year tax holiday in Mali commencing from the date of first commercial production.

	Income (numerator) US$000	Share (denominator)	Per share amount US$
4. EARNINGS PER SHARE			
FOR THE YEAR ENDED 31 DECEMBER 2004			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2004	-	58 520 770*	-
Weighted number of shares issued	-	349 862	-
Income available to shareholders	20 114	58 870 632	0.34
EFFECT OF DILUTIVE SECURITIES			
Stock options issued to employees	-	1 125 625	-
Fully diluted earnings per share	20 114	59 996 257	0.34
FOR THE YEAR ENDED 31 DECEMBER 2003			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2003	-	55 327 480*	-
Weighted number of shares issued	-	2 113 880*	-
Income available to shareholders	47 526	57 441 360*	0.83
EFFECT OF DILUTIVE SECURITIES			
Stock options issued to employees	-	162 004*	-
Fully diluted earnings per share	47 526	57 603 364*	0.83

* *Reflects adjustments resulting from the sub-division of shares.*

5. CHANGE IN ACCOUNTING POLICY

The accounting policy for development costs and mine plant facilities has been changed to clarify the treatment of costs relating to the definition of mineralisation in existing orebodies or the expansion of the production capacity of existing operating mines. Previously, these costs were expensed.

The effect of the change is the capitalisation in 2004 of US$3.9 million of drilling costs relating to the underground development study at Loulo. This change has no impact on the prior financial years. In the opinion of the directors, this treatment of the costs better reflects industry practice.

	Group		Company	
US$000	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
6. RESTRICTED CASH				
Debt service reserve	-	3 882	-	-

The debt service reserve account relates to the N M Rothschild & Sons Limited debt service reserve account. This amount was held in escrow for partial repayment of the Morila project loan. The loan was repaid in 2004. Refer to note 14.1.

US$000	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
7. RECEIVABLES				
Trade	4 950	4 944	38	161
Taxation debtor	12 356	5 851		-
Other	6 361	4 401	2 212	3 230
	23 667	15 196	2 250	3 391

The taxation debtor relates to indirect taxes owing to Morila by the State of Mali.

US$000	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
8. INVENTORIES AND ORE STOCKPILES				
Consumable stores	6 091	8 385		-
Short-term portion of ore stockpiles	803	2 373		-
Gold in process	2 868	525		-
	9 762	11 283		-
Long-term portion of ore stockpiles	12 054	5 882		-
	21 816	17 165		-

Included in ore stockpiles is an amount of US$nil (2003: US$1.7 million) attributable for the high-grade tailings stock at Morila, which is stated at its net realisable value. The attributable carrying value of this stock pile is US$0.5 million (2003: US$1.7 million) but has been stated at zero value in 2004, due to uncertainty as to whether the material will be used in production.
Ore stockpiles have been split between long and short term based on current life of mine plan estimates.

US$000	Notes	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
9. PROPERTY, PLANT AND EQUIPMENT					
Mine properties, mine development costs and mine plant facilities and equipment.					
Cost					
At beginning of year		174 304	168 540	321	321
Disposal of Syama	24	(92 994)	-	-	-
Additions		70 329	5 764	-	-
		151 639	174 304	321	321
Accumulated depreciation and amortisation					
At beginning of year		102 373	92 104	321	321
Disposal of Syama	24	(89 326)	-	-	-
Charge for the year		8 738	10 269	-	-
		21 785	102 373	321	321
NET BOOK VALUE		129 854	71 931	-	-

LONG-LIFE ASSETS

Included in property, plant and equipment are long-life assets which are amortised over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$111.1 million as at 31 December 2004 (2003: US$53.2 million).

9. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

SHORT-LIFE ASSETS

Included in property, plant and equipment are short-life assets which are amortised over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$9.1 million as at 31 December 2004 (2003: US$9.0 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2003: US$9.7 million).

	Group		Company	
US$000	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
10. DEFERRED STRIPPING COSTS				
Opening balance	10 885	7 402	-	-
Additions during the period	3 999	3 483	-	-
Short-term portion	(6 370)	-	-	-
Total	8 514	10 885	-	-

The deferred stripping balances at the end of 2004 and 2003 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.36 in 2004 and 3.68 in 2003. The change in the average stripping ratio was due to higher grades being accessed during the current financial year. As a result of the change in life-of-mine estimated stripping ratio in December 2004 compared to December 2003, US$0.7 million less mining costs were deferred. These stripping ratios were calculated taking into account the actual strip ratios achieved of 3.98 and 4.77 for 2004 and 2003 respectively.

	Group		Company	
US$000	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
11. INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES				
Investment in Somilo	-	-	5 745	5 745
Investment in Morila	-	-	271	271
Loan - Somisy	-	-	-	8 033
Loan - Morila	-	-	64	7 899
Loan - Somilo	-	-	42 780	10 401
Loan - Seven Bridges	-	-	478	-
	-	-	49 338	32 349

During 2004, the group sold its share in Somisy to Resolute Mining. The company received net proceeds of US$8.6 million which included the repayment of amounts previously advanced to Somisy. Refer to note 24.

	Group		Company	
US$000	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES				
Trade	10 540	4 162	23	1 925
Payroll and other compensation	532	3 129	532	3 129
Other	3 356	4 699	757	210
	14 428	11 990	1 312	5 264
Short-term portion of long-term loans	1 156	11 567	-	1 943
	15 584	23 557	1 312	7 207

US$000	Notes	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
13. PROVISION FOR ENVIRONMENTAL REHABILITATION					
Opening balance		5 962	4 972	-	-
Disposal of Syama	24	(2 438)	-	-	-
Additions		177	990	-	-
		3 701	5 962	-	-

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

Syama was sold during the year to Resolute Mining who have assumed the rehabilitation liability of Syama.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The group is committed to rehabilitation of its properties. To ensure that it is adequately provided to do so, it makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

There are no unasserted claims reflected in the provision for Morila.

While the ultimate clean-up costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency at Morila as the extent of these obligations are clearly defined in their respective mining conventions.

The total undiscounted cost of rehabilitation is estimated at US$12.3 million of which the majority will only be spent after seven years.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

As at the end of 2004, no rehabilitation liability was provided for by Somilo as the environmental disturbances were minimal, being earthworks and civils limited to a very small area.

US$000	Notes	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
14. LONG-TERM LIABILITIES					
Morila project loan	14.1	-	7 200	-	-
Morila finance lease	14.2	5 787	6 730	-	-
Morila Air Liquide finance lease	14.3	1 045	1 201	-	1 943
N M Rothschild loan	14.4	-	1 943	-	-
Rolls-Royce Power Ventures	14.5	-	1 325	-	-
Somilo project finance loan	14.6	35 042	-	-	1 943
		41 874	18 399	-	1 943
Less: current portion disclosed under current liabilities		(1 156)	(11 567)	-	(1 943)
		40 718	6 832	-	-

All loans are secured and have variable interest rates.

14.1 Morila project loan

The loan was the original project finance loan with a consortium of commercial banks and was fully repaid in June 2004. The loan carried interest at US three month LIBOR plus 2% per annum. The weighted average interest rate for the year ended 31 December 2004 was 3.44% (2003: 3.29%).

14.2 Morila finance lease

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of interest which as at 31 December 2004 was approximately 20% per annum. The lease is collateralised by plant and equipment whose net book value at 31 December 2004 amounted to US$5.8 million (2003: US$6.8 million). Average lease payments of US$1.5 million are payable in instalments over the term of the lease. The company has together with AngloGold Ashanti jointly guaranteed the repayment of this lease.

14. LONG-TERM LIABILITIES (CONTINUED)

14.3 *Morila Air Liquide finance lease*

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2004 was approximately 3.09% per annum. The lease is collateralised by the production units whose net book value at 31 December 2004 amounted to US$1.0 million (2003: US$1.1 million).

14.4 *N M Rothschild loan*

On 28 August 2002 the Syama hedge transactions were closed through a cancellation agreement with N M Rothschild & Sons Limited. On that date the company agreed to buy sold call options to offset existing positions with N M Rothschild & Sons Limited comprising gold call options of 148 500 oz at US$353/oz totalling US$1 805 760. In lieu of the existing premium due, N M Rothschild & Sons Limited agreed to lend the company the sum of US$1 805 760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing LIBOR rate plus 3% per annum.

14.5 *Rolls-Royce Power Ventures*

The Rolls-Royce Power Ventures loan related to a settlement reached in respect of the Syama Power Supply Contract. The liability was taken over by Resolute Mining as part of the sale of Syama.

14.6 *Somilo Project finance loan*

The US$60 million Loulo project loan was arranged by N M Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009.

A first instalment of US$35 million was drawn against the loan in December 2004. The loan is collateralised over the assets of the Loulo Project. Additionally, the company has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged its interest in Somilo and related assets to secure Somilo's obligations under this loan. The loan is guaranteed by Randgold Resources until economic completion of the project has been achieved, which is expected before 31 December 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital programme, or at any time when Randgold Resources continues to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 4.17%.

Under the term of this loan, the company is required to enter into certain gold price forward sales. 365 000 ounces of gold have been sold forward over the financial years 2005 to 2009, at an average forward price of US$432 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

- Hedging arrangements reasonably acceptable to N M Rothschild & Sons Limited will remain in place. The company will continue to provide evidence to the effect that Somilo SA or Randgold Resources Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, it is and will continue to be in compliance with required financial ratios;
- Limitations on material asset disposals and acquisitions;
- Restrictions with regards to the repayment of intercompany debt or dividend payments by Somilo;
- Maintain insurance with reputable insurance companies;
- Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;
- Limitations on additional indebtedness by any group company;
- Certain financial ratios need to be adhered to throughout the loan agreement.

	Group	
US$000	31 Dec 2004	31 Dec 2003
14.7 *Maturities*		
The long-term liabilities mature over the following periods:		
Not later than 1 year	1 156	11 567
Later than 1 year and not later than 5 years	39 434	4 434
Later than 5 years	1 284	2 398
	41 874	18 399

US$000	Notes	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
15. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES					
SOMISY	15.1				
Government of Mali - principal amount		-	4 345	-	-
		-	4 345	-	-
Government of Mali - deferred interest		-	3 221	-	-
		-	3 221	-	-
Loans		-	7 566	-	-
Accumulated losses		-	(7 566)	-	-
SOMILO	15.2				
Government of Mali - principal amount		632	454	-	-
Deferred interest		1 943	1 458	-	-
Loans		2 575	1 912	-	-
Accumulated losses		(954)	(954)	-	-
Total loans		2 575	9 478	-	-
Total losses		(954)	(8 520)	-	-

15.1 Somisy

The group sold its share in Somisy to Resolute Mining in 2004. The group received net proceeds of US$8.6 million and the loans were taken over by Resolute Mining.

15.2 Somilo

The government of Mali loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

Losses of Somilo have been attributed to the minority shareholders as their loans are not repayable until there is 'net available cash'. In the event of a liquidation of Somilo the shareholders loans and deferred interest are not guaranteed.

US$000	Notes	Group 31 Dec 2004	Group 31 Dec 2003	Company 31 Dec 2004	Company 31 Dec 2003
16. DEFERRED FINANCIAL LIABILITIES					
Mark-to-market of speculative financial instruments	16.1	-	1 085	-	2 232
Mark-to-market of hedge financial instruments	16.2	15 668	7 403	-	-
		15 668	8 488	-	2 232

16.1 This reflects the mark-to-market adjustment on those derivative instruments which do not, under the group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 21.

16.2 The financial instrument liability relates to the Loulo derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 21.

17. PENSION AND PROVIDENT FUNDS

The company contributes to several defined contribution provident funds. The provident funds are funded on the 'money accumulative basis' with the members' and company contributions having been fixed in the constitutions of the funds.

All the company's employees other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies, are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the company for the years ended 31 December 2004 and 31 December 2003 amounted to US$0.2 million and US$0.3 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004 (CONTINUED)

18. SEGMENT INFORMATION

The group's mining and exploration activities are conducted in West and East Africa. An analysis of the group's business segments, excluding intergroup transactions, is set out below.

Syama was on care and maintenance from December 2001, until its sale to Resolute in April 2004.

The group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.

US$000	Group's 40% share of Morila Mine	Syama	Loulo	Corporate and exploration	Total
A) *YEAR ENDED 31 DECEMBER 2004*					
PROFIT AND LOSS					
Gold sales	73 330	-	-	-	73 330
Mine production costs*	(32 176)	-	-	-	(32 176)
Mining operating profit	41 154	-	-	-	41 154
Royalties	(5 304)	-	-	-	(5 304)
Interest expense	(1 569)	-	-	(54)	(1 623)
Interest received	17	-	-	1 016	1 033
Depreciation and amortisation	(7 386)	-	-	(1 352)	(8 738)
Gain on financial instruments	-	-	-	2 232	2 232
Other (expenses)/income	(1 179)	(658)	-	1 656	(181)
Profit on sale of Syama	-	-	-	7 070	7 070
Exploration and corporate expenditure	(571)	-	-	(14 958)	(15 529)
Income/(loss) before tax and minority interest	25 162	(658)	-	(4 390)	20 114
Tax and minority interest	-	-	-	-	-
Net income/(loss)	25 162	(658)	-	(4 390)	20 114
CAPITAL EXPENDITURE	(1 766)	-	(67 552)	(120)	(69 438)
TOTAL ASSETS	104 861	-	77 117	86 483	268 461
TOTAL EXTERNAL LIABILITIES	19 227	-	55 015	1 429	75 671
DIVIDENDS (PAID)/RECEIVED	(2 800)	-	-	2 800	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	16 270	(658)	-	(11 321)	4 291
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	2 116	-	(67 552)	8 451	(56 985)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(20 805)	-	35 000	11 264	25 459
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(2 419)	(658)	(32 552)	8 394	(27 235)
NUMBERS OF EMPLOYEES	-	-	150	150	300

* *This includes mine production costs, movement in production inventory and ore stockpiles, transfer to deferred stripping costs, transport and refinery costs, general and administration expenses and provision for environmental rehabilitation as shown on the Statement of Operations.*

US$000	Group's 40% share of Morila Mine	Syama	Loulo	Corporate and exploration	Total

18. SEGMENT INFORMATION (CONTINUED)

B) YEAR ENDED 31 DECEMBER 2003

US$000	Group's 40% share of Morila Mine	Syama	Loulo	Corporate and exploration	Total
PROFIT AND LOSS					
Gold sales	109 573	-	-	-	109 573
Mine production costs *	(23 989)	-	-	-	(23 989)
Mining operating profit/(loss)	85 584	-	-	-	85 584
Royalties	(7 648)	-	-	-	(7 648)
Interest expense	(1 793)	-	-	(102)	(1 895)
Interest received	117	-	-	882	999
Depreciation and amortisation	(10 269)	-	-	-	(10 269)
Gain/(loss) on financial instruments	499	-	-	(2 232)	(1 733)
Other income/(expenses)	(1 387)	(2 069)	-	2 600	(856)
Exploration and corporate expenditure	(752)	-	(1 757)	(14 498)	(17 007)
Income/(loss) before tax and minority interest	64 351	(2 069)	(1 757)	(13 350)	47 175
Tax and minority interest		-	-	351	351
Net income/(loss)	64 351	(2 069)	(1 757)	(12 999)	47 526
CAPITAL EXPENDITURE	4 568	-	-	2 087	6 655
TOTAL ASSETS	92 657	7 465	7 587	117 716	225 425
TOTAL EXTERNAL LIABILITIES	31 619	6 095	2 736	5 939	46 389
DIVIDENDS (PAID)/RECEIVED	(69 600)	-	-	69 600	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	68 531	(1 003)	-	(16 190)	51 338
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	(7 755)	-	-	1 744	(6 011)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(8 059)	595	-	7 981	517
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(16 883)	(408)	-	63 135	45 844
NUMBERS OF EMPLOYEES	-	18	-	92	110

19. ADDITIONAL CASH FLOW INFORMATION

Income and mining taxes paid in the consolidated statements of cash flows reflects actual cash paid.

20. FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The group's financial instruments are set out in note 21.

In the normal course of its operations, the group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the group enters into derivative financial instruments. All derivative financial instruments are initially recognised at cost and subsequently measured at their fair value on the balance sheet.

20.1 Concentration of credit risk

The group's financial instruments do not represent a concentration of credit risk because the group sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision for doubtful debt is maintained.

Gold bullion, the group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

Included in receivables is US$12.4 million (2003: US$5.9 million) relating to indirect taxes owing to Morila by the State of Mali, which is denominated in FCFA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS (CONTINUED)

20.2 Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro and Communaute Financière Africaine Franc). As a result, the group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices.

20.3 Interest rates and liquidity risk

Fluctuation in interest rates impact on the value of short-term cash investments and financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the group's financial instruments outstanding at 31 December 2004 and 2003. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		31 December 2004		31 December 2003	
US$000	Notes	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets					
Cash and equivalents		78 240	78 240	105 475	105 475
Restricted cash		-	-	3 882	3 882
Receivables		23 667	23 667	15 196	15 196
Financial liabilities					
Accounts payable		15 584	15 584	23 557	23 557
Bank overdraft		-	-	1 550	1 550
Long-term debt (excluding loans from outside shareholders)		40 718	40 718	6 832	6 832
Liabilities on financial instruments	15	15 668	15 668	8 488	8 488

	Hedging instruments	
	Forward sales	
	Ounces	US$/oz
FINANCIAL INSTRUMENTS		
Details of the group's on balance sheet gold derivative contracts as at 31 December 2004:		
Maturity dates		
Loulo		
31 December 2005	12 504	430
31 December 2006	93 498	431
31 December 2007	103 500	435
31 December 2008	80 498	431
31 December 2009	75 000	430
Total	365 000	432

The total fair value (mark-to-market) of the above financial instruments as at 31 December 2004 was US$15 668 million negative.

The figures shown above are the financial instruments taken out as part of the Loulo project financing.

The Loulo price protection was initially done on a short dated spot deferred basis. With the completion of the final mining schedules and feasibility study, as well as credit approval of the project financing, the hedged ounces were rolled out and matched to future production. Prior to this, the Loulo instruments were deemed speculative for accounting purposes.

The Morila hedge book was fully utilised in 2004.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Details of the group's on balance sheet gold derivative contracts as at 31 December 2003:

	Hedging instruments		Unmatched instruments					
	Forward sales		Purchased calls		Forwards sales		Fixed 4 year gold lease rate agreements	
	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	Fixed rate
MATURITY DATES								
MORILA								
(attributable portion)								
31 December 2004	51 941	275	18 384	360	-	-	-	-
CORPORATE								
(for Loulo)								
30 June 2004	-	-	-	-	150 000	402	-	-
30 June 2004	-	-	-	-	50 000	410	-	-
30 June 2004		-	-	-	-	-	200 000	1.64%

Estimation of fair values

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long-term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

	Group	
US$000	31 Dec 2004	31 Dec 2003
22. COMMITMENTS AND CONTINGENT LIABILITIES		
22.1 Capital expenditure		
Contracts for capital expenditure	17 119	320
Authorised but not contracted for	8 011	148
	25 130	468

23. RELATED PARTY TRANSACTIONS

The service agreement between the company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 per cent subsidiary of the company, was incorporated.

A service agreement has been entered into between the company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the company who wish to prevail on the cost effective services, expertise and materials available in South Africa.

Seven Bridges derives its income from the services it provides to the company for which it charges a monthly fee based on the total employment cost to company plus 50 per cent.

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended December 31, 2004 amounted to US$0.8 million (2003:US$1.1 million).

Purchasing and consultancy services are also provided by AngloGold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended December 31, 2004 amounted to US$0.5 million (2003: US$0.4 million).

24. SALE OF SYAMA

In April 2003, the company entered into an option agreement with the Australian company Resolute Mining Limited, over its interest in the Syama mine in Mali. In terms of the agreement, Resolute was given a 12 month period in which to conduct a full due diligence over Syama.

On 5 April 2004, Resolute Mining exercised its option to buy the company's 80% interest in the Syama mine. Resolute paid the group US$9.9 million and transaction fees of US$1.2 million were incurred. Furthermore, at a gold price of more than US$350 per ounce, the company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. This has not been included in the profit attributable to the sale of Syama, as it is linked to a gold price of US$350 and the Syama mine is still on care and maintenance.

The assets and liabilities of Syama disposed of were as follows:

US$000	31 Dec 2004
Property, plant and equipment	3 668
Current assets	3 797
Total assets	7 465
Total liabilities	(5 901)
Net assets	1 564
Proceeds from sale	(8 634)
Profit on disposal of Syama	(7 070)
Proceeds from sale	8 634
Cash disposed	(63)
Net cash on sale	8 571

25. PRO FORMA INFORMATION

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute industry Standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute Standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio.

The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. We have calculated total cash costs on a consistent basis for all periods presented.

Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. While the Gold Institute has provided a definition from the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operation mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

US$000	Year ended 31 Dec 2004	Cost per ounce US$	Year ended 31 Dec 2003	Cost per ounce US$
25. PRO FORMA INFORMATION (CONTINUED)				
Gold produced – ounces	204 194	-	317 597	-
Gold sales revenue	73 330	-	109 573	-
Cost of sales				
Production costs	35 942	-	27 064	-
Transport and refinery costs	233	-	408	-
Transfer to deferred stripping costs	(3 999)	-	(3 483)	-
Cash operating costs	32 176	158	23 989	76
Royalties	5 304	-	7 648	-
Total cash costs	37 480	184	31 637	100
Profit from mining activity	35 850	-	77 936	-
Depreciation and amortisation	8 738	-	10 269	-
Exploration and corporate expenditure	15 529	-	17 007	-
Profit from operations	11 583	-	50 660	-
Interest received	1 033	-	999	-
Interest expense	(1 623)	-	(1 895)	-
Profit/(loss) on financial instruments	2 232	-	(1 733)	-
Other income and (expenses)	477	-	1 213	-
Profit on ordinary activities from operations	13 702	-	49 244	-
Profit on sale of Syama	7 070	-	-	-
Care and maintenance expenditure	(658)	-	(2 069)	-
Profit before taxes and minority interests	20 114	-	47 175	-
Income tax		-	-	-
Minority shareholders' interest	-	-	351	-
Net profit	20 114	-	47 526	-

SUBSIDIARY AND JOINT VENTURE COMPANIES

AT 31 DECEMBER 2004

		Issued share capital	Effective holding %	Interest in Randgold Resources: Shares 31 Dec 2004 US$000	Shares 31 Dec 2003 US$000	Indebtedness 31 Dec 2004 US$000	Indebtedness 31 Dec 2003 US$000
Mining Investments Jersey Limited	+	2	100	-	-	-	-
Randgold Resources (Côte d'Ivoire) Limited	+	2	100	-	-	-	-
Randgold Resources Côte d'Ivoire SARL	***	835	100	-	-	-	-
Randgold Resources (Mali) Limited	+	2	100	-	-	-	-
Randgold Resources Mali SARL	**	2	100	-	-	-	-
Randgold Resources (Senegal) Limited	+	2	100	-	-	-	-
Randgold Resources (Somilo) Limited	+	2	100	-	-	-	-
Randgold Resources Tanzania (T) Limited	§	2	100	-	-	-	-
Seven Bridges Trading 14 (Proprietary) Limited	*	2	100	-	-	478	-
Somilo SA	**	97 407	80	5 745	5 745	42 780	10 401
Joint Venture Oxford/ Randgold SARL	#	100	65	-	-	-	-
Morila Limited	#+	2	50	-	-	-	-
Morila SA	**	14 285	40	271	271	64	7 899
				6 016	6 016	43 322	18 300

Aggregate after-tax profits for the year attributable to the company from its subsidiary and joint venture companies amount to US$24.5 million (2003:US$62.3 million).

Note:

- \+ *Companies incorporated in Jersey, Channel Islands*
- * *Companies incorporated in South Africa*
- ** *Companies incorporated in Mali*
- *** *Companies incorporated in Côte d'Ivoire*
- § *Companies incorporated in Tanzania*
- \# *Joint venture company*

ANNUAL RESOURCE AND RESERVE DECLARATION

AS AT END 2004

Mine/Project category		Tonnes (Mt) 2004	Tonnes (Mt) 2003	Grade (g/t) 2004	Grade (g/t) 2003	Gold (Moz) 2004	Gold (Moz) 2003	Attributable gold (Moz)
MEASURED, INDICATED AND INFERRED MINERAL RESOURCES								
Morila								40%
	Measured	17.32	13.09	2.95	3.49	1.64	1.47	
	Indicated	11.96	17.47	3.56	3.82	1.37	2.15	
Sub-total	Measured and indicated	29.28	30.56	3.20	3.68	3.01	3.62	1.20
	Inferred	4.47	2.06	3.79	2.96	0.54	0.20	
Total	Measured, indicated and inferred	33.75	32.62	3.28	3.63	3.55	3.81	1.42
Loulo								80%
	Measured	16.50	16.66	3.96	4.04	2.10	2.17	
	Indicated	16.67	16.13	3.93	3.85	2.11	2.00	
Sub-total	Measured and indicated	23.34	32.80	3.95	3.95	4.21	4.16	3.37
	Inferred	26.31	11.18	4.53	3.22	3.83	1.16	
Total	Measured,indicated and inferred	59.48	43.97	4.20	3.76	8.04	5.32	6.43
Tongon (Nielle)								75%
	Measured							
	Indicated							
Sub-total	Measured and indicated							
	Inferred	34.00	34.00	2.65	2.65	2.89	2.89	2.17
Sub-total	Measured, indicated and inferred	34.00	34.00	2.65	2.65	2.89	2.89	2.17
Total Resources								
	Measured and indicated	52.62	63.36	4.27	3.82	7.22	7.78	4.57
	Inferred	64.79	47.23	3.49	2.79	7.27	4.24	5.45
	Measured, indicated and inferred	117.41	110.59	3.84	3.38	14.49	12.03	10.02
PROVED AND PROBABLE ORE RESERVES								
Morila								
	Proved	11.92	11.01	3.39	3.55	1.30	1.26	
	Probable	13.87	14.73	2.87	3.88	1.28	1.84	
	Sub-total	25.79	25.74	3.11	3.74	2.58	3.09	1.03
Loulo								
	Proved	13.63	11.50	3.71	3.78	1.62	1.40	
	Probable	1.54	0.19	4.44	3.46	0.22	0.02	
	Sub-total	15.18	11.69	3.78	3.77	1.85	1.42	1.48
Total reserves	Proved and probable	40.97	37.43	3.36	3.75	4.42	4.51	2.51

- Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code. The reporting of ore reserves is also in accordance with Industry Guide 7.
- Reserves are calculated at a gold price of $375/oz.
- *Dilution and ore loss are incorporated into the calculation of reserves.*
- Cautionary note to US investors: The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as "resources" that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

GLOSSARY OF TERMS

AE	Autorisation d'exploration;
Alteration	changes in the composition of a rock, generally chemical or mineralogical, brought about by weathering or hydrothermal activity;
Andesite	a volcanic rock of intermediate composition;
Archaean	the oldest of the two divisions of the pre-cambrian era, older than 2.500 million years ago;
Argillites	a fine grained sedimentary rock;
Arkose	a sedimentary rock with >25% feldspar content
Arsenopyrite	a sulphide mineral of arsenic and iron (Fe AsS);
Birrimian	geological time era, about 2.1 billion years ago in which a suite of rocks characteristic to West Africa formed;
Breccia/brecciation	rock type, formed from recrystallised fragments of other rocks;
Boudinage	a structure common in strongly deformed sedimentary and metamorphic rock, in which an original continuous competent layer or bed between less competent layers has been stretched, thinned and broken at regular intervals into bodies resembling boudius or sausages;
Carbon-in-leach (CIL)	a gold recovery process;
Conglomerate	a coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments greater than 2mm in diameter, set in a matrix of sand or silt (consolidated equivalent of gravel);
Craton	a part of the earth's crust that has attained stability and has been little deformed for a long time;
Cut-off Grade	a grade level below which the ore is considered to be uneconomic;
Dextral	a structural geology term for the right hand movement of a fault;
Dilution	mixing of ore grade material with non-ore grade/waste material in the mining process;
Diorite	an intrusive igneous rock of intermediate composition;
Dip	inclination of a geological feature/rock from the horizontal;
Dipole	geophysical configuration;
DNGM	Direction Nationale de Géologie et des Mines;
EEP	Exclusive exploration permit;
EP	Exploitation permit;
Feldspar	a group of abundant rock-forming minerals;
Felsic	descriptive of a light-coloured rock containing an abundance of one or all of feldspar, quartz and felspathoids;
Footwall	the underlying side of an orebody;
GIS	Geographical information system - computer software capable of integrating spatially related data and querying the various relationships;
Gabbros	an intrusive igneous rock of basic composition;
Geothermal	the internal heat produced by the earth;
Gossans	surface weathering of sulphide minerals creating an iron rich cap;
Greywackes	a medium grained sedimentary rock;
g/t	grammes per metric tonne gold;
Granitoid	geological rock type;
Hangingwall	the overlying side of an orebody;
Hydrothermal	process of injection of heated or hot acqucous-rich solutions into existing rocks;
IP Survey	induced polarisation survey;
Indicated mineral resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm grade continuity but are spaced closely enough for geological continuity to be assumed;
Inferred mineral resource	that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability;
Intrusion	a rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock;
J.O.R.C. Code	the Australian code for reporting mineral resources and ore reserves;
Kriging	an interpolation method that minimises the estimation error in the determination of mineral resources;
Laminae	comprising of layers of minerals;
Lenticular	resembling in shape the cross section of a lens;

MDM — Metallurgical Design and Management;

Measured resource — that portion of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity;

Metamorphism — alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period;

Metasediment — a sedimentary rock that has undergone metamorphism;

Metavolcanic — a volcanic rock that has undergone metamorphism;

Mineral resource — a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such a form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

Moz — million troy ounces;

Mt — million metric tonnes;

Ore reserve — the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves;

Pegmatites — very coarse grained igneous rock usually granitic in composition;

PL — Prospecting licence;

PLR — Prospecting licence (reconnaissance);

Porphyry — a rock with conspicuous crystals in a fine-grained groundmass;

Probable ore reserve — the economically mineable part of an Indicated, and in some circumstances measured mineral resource, it includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;

Proved ore reserve — the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;

Lower Proterozoic — era of geological time between 2.5 x 109 and 1.8 x 109 years before the present;

Regolith — fragmental and unconsolidated rock material overlying bedrock;

Resistivity — electrical property of rock;

ROM — Run of Mine - equivalent to normal feed ore from mining operations;

RP — Reconnaissance Permit;

Sedimentary — sourced from erosion of other rocks;

Shale — fine grained sedimentary rock;

Stripping ratio — ratio of waste material to ore material needed to be moved in an open pit mine;

Tailings — finely ground waste rock from which valuable minerals or metals have been extracted;

Tectonic — deformation within the earth's crust;

tpm — metric tonnes per month;

USS — United States dollar;

USSm — million United States dollars;

USS/oz — United States dollar per ounce;

Weathered — rock broken down by erosion;

Whittle 4D — an optimisation computer programme used for open pit mine design.

ANALYSIS OF SHAREHOLDING

AT 31 DECEMBER 2004

	Number of shareholders	% of share holders	Number of shares	% shares in issue
SIZE OF SHAREHOLDING				
1 – 10 000	206	68.21	539 371	0.91
10 001 – 25 000	40	13.25	657 291	1.11
25 001 – 50 000	17	5.63	596 729	1.01
50 001 – 500 000	32	10.60	4 798 188	8.10
500 001 – 1 000 000	3	0.99	2 160 676	3.64
Over 1 000 000	4	1.32	50 487 739	85.23
Total	302	100.00	59 239 994	100.00
TYPE OF SHAREHOLDER				
Individuals	59	19.54	1 146 777	1.94
Investment and trust companies	8	2.65	154 543	0.26
Nominee companies	227	75.16	53 918 545	91.02
Other corporate bodies	8	2.65	4 020 129	6.78
Total	302	100.00	59 239 994	100.00

SHAREHOLDINGS OVER 5 PER CENT

The following hold 5 per cent or more of the issued share capital of the company:

	Shareholding	%
Randgold Resources (Holdings) Limited *	4 000 000	6.74
BNY (Nominees) Limited **	44 197 441	74.61

* *Randgold Resources (Holdings) Limited is a wholly-owned subsidiary of Randgold & Exploration Company Limited.*

** *Shares held by BNY (Nominees) Limited are held for and on behalf of the company's ADR holders, including 2 600 000 shares held in a broker nominee account pertaining to Randgold & Exploration Company Limited.*

	Current holding	% of total shares outstanding	% of free float	Country
TOP TEN SHAREHOLDERS (INCLUDING RETAIL ADRS)				
Retail ADRs	18 020 204	30.37	32.64	United States
Merrill Lynch Investment Managers Limited (UK)	4 085 616	6.89	7.40	United Kingdom
Randgold Resources (Holdings) Limited	4 000 000	6.74	N/A	United Kingdom
Mackenzie Financial Corporation	2 866 400	4.83	5.19	Canada
Van Eck Associates Corporation	2 433 600	4.10	4.41	United States
Artemis Investment Management Limited	1 630 002	2.75	2.95	United Kingdom
Tocqueville Asset Management LP	1 449 200	2.44	2.63	United States
Sun Valley Gold LLC	1 441 754	2.43	2.61	United States
Legal & General Investment Management Limited	1 373 401	2.31	2.49	United Kingdom
Inter-Ocean Management Limited	1 370 000	2.31	2.48	Mauritius

	Number of institutions	Total shares by country	% identified of total shares outstanding	% identified of total free float
GEOGRAPHICAL SPREAD				
United Kingdom *	70	17 889 129	30.15	32.40
Total United Kingdom	70	17 889 129	30.15	32.40
Austria	2	41 050	0.07	0.07
France	3	122 850	0.21	0.22
Germany	3	90 674	0.15	0.16
Ireland	1	18 744	0.03	0.03
Italy	1	1 000	0.00	0.00
Luxembourg	1	13 000	0.02	0.02
Netherlands	1	1 000	0.00	0.00
Switzerland	8	1 402 146	2.36	2.54
Total Europe	20	1 690 464	2.85	3.06
United States	34	33 584 384	56.61	60.83
Canada	5	4 002 908	6.75	7.25
Total North America	39	37 587 292	63.36	68.09
Mauritius	1	1 370 000	2.31	2.48
Japan	2	476 100	0.80	0.86
Australia	1	300 000	0.51	0.54
China	1	12 466	0.02	0.02
Total Asia, Pacific/Middle East	5	2 158 566	3.64	3.91

* *Excludes the holding of Randgold Resources (Holdings) Limited.*

TOP TWENTY INSTITUTIONAL INVESTORS
as at 31 December 2004


Shares held
4 000 000
3 500 000
3 000 000
2 500 000
2 000 000
1 500 000
1 000 000
500 000
0
Merrill Lynch Inv. Mgrs Ltd. (UK)
Mackenzie Financial Corp.
Van Eck Associates Corporation
Artemis Inv. Mgmt. Limited
Tocqueville Asset Mgmt. L.P.
Sun Valley Gold, L.L.C.
Legal & General Inv. Mgmt. Limited
Oppenheimer Funds, Inc.
Franklin Mutual Advisers, L.L.C.
Barclays Global Investors, Ltd.
Gabelli Asset Mgmt. Company
Lombard Odier Darier Hentsch & Cie
J.P. Morgan Fleming Asset Mgmt. (UK)
Harris Inv. Mgmt., Inc.
RBC Global Inv. Mgmt. Inc.
U.S. Global Investors, Inc.
American Century Inv. Mgmt. Inc.
Evergreen Inv. Mgmt. Co., L.L.C.
David W. Tice & Associates, L.L.C.
Arnhold & S. Bleichroeder Advisers

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of the company will be held in the Conference Room of the Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands on 25 April 2005 at 15h00 for the purpose of conducting the following business.

ORDINARY BUSINESS OF THE COMPANY

1 To receive and adopt the company's financial statements for the year ended 31 December 2004 and the reports of the directors and the auditors thereon.

2 To re-elect Dr Dennis Mark Bristow (who retires as a director by rotation in accordance with the articles of association of the company) as a director of the company, as recommended by the board of directors of the company.
Dr Bristow was initially appointed to the board of directors of the company at the date of incorporation of the company and serves as the company's chief executive officer. In terms of the definitions of the Combined Code and Sarbanes-Oxley Act, Dr Bristow is deemed an executive director.

3 To re-elect Mr Roger Alyn Williams (who retires as a director by rotation in accordance with the articles of association of the company) as a director of the company, as recommended by the board of directors of the company.
Mr Williams was initially appointed to the board of directors of the company in November 2001, as the company's finance director. In terms of the definitions of the Combined Code and Sarbanes-Oxley Act, Mr Williams is deemed an executive director.

4 To receive and adopt the report of the remuneration committee.

5 To approve fees payable to directors as follows:
(a) A general annual retainer to all non-executive directors of US$45 000;
(b) An annual committee assignment fee of US$25 000, with an additional premium for membership of the audit committee of US$10 000;
(c) The chairman of a board committee to receive a committee assignment fee of US$40 000;
(d) The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$75 000;
(e) The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$90 000;
(f) An annual award to each director of US$30 000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award. Vesting would accelarate on the following conditions:
(i) Termination other than resignation or dismissal;
(ii) Voluntary retirement after the age of 65 with a minimum of three years service as a director; and
(iii) Change in control of the company.

6 To re-appoint PricewaterhouseCoopers LLP as auditors of the company.

SPECIAL BUSINESS OF THE COMPANY

To consider and, if thought fit, pass a special resolution in the form attached as annexure 1 to this notice to the effect that the company be authorised to purchase certain ordinary shares of US$0.05 each in the company on the terms set out in annexure 1.

NOTES

1 The register of directors' interests and copies of all service contracts of the company will be available from the date of this notice until the conclusion of the annual general meeting, and in the Conference Room of the Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands for at least 15 minutes prior to and during the annual general meeting.

2 A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the company.

3 For the convenience of members who are unable to attend the meeting but wish to be represented at it, a proxy form is attached. Attention is drawn to the fact that, if it is to be valid, the instrument appointing a proxy and the power of a attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially must reach Computershare Investor Services (Channel Island) Limited not less than 48 hours before the time appointed for the meeting.

ANNEXURE 1

Special Resolution

authorising the purchase by the company of its own shares

IT IS RESOLVED THAT:

The company be authorised pursuant to Article 57 of the Companies (Jersey) Law 1991, as amended (the "Law"), to purchase from time to time such number of ordinary shares of US$0.05 each of the company at such price or prices and on such other terms and conditions as the directors may from time to time determine, but subject to the requirements of the Law, the London Stock Exchange, the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission and The NASDAQ Stock Market and to the following:

(a) this authority shall be valid only until the earlier of the next annual general meeting of the company or the date which is 18 months after the date on which this special resolution is passed;

(b) this authority is limited to the purchase of a maximum of 8 824 777 shares, being 14.9% of the company's issued ordinary share capital at the time the authority is granted; and

(c) acquisitions must not be made at a price more than 5% above the weighted average of the listed price for the issued ordinary shares of the company for the five business days immediately preceding the date of acquisition and must not be made at a price less than par value. For the purpose of this special resolution, "business days" shall mean a day upon which commercial banks are open for normal business, not being a Saturday or Sunday.

By order of the board



David J Haddon

Secretary

8 March 2005

SHAREHOLDERS' DIARY

Financial year-end	31 December
Annual general meeting	Monday, 25 April 2005

ANNOUNCEMENT OF QUARTERLY RESULTS

First quarter	Thursday, 5 May 2005
Second quarter	Thursday, 4 August 2005
Third quarter	Thursday, 3 November 2005
Year-end and fourth quarter	Monday, 6 February 2006

TICKER SYMBOLS

Stock exchange listings, Ticker symbols

Stock exchange	Ticker symbol
London Stock Exchange (ords)	RRS
London Stock Exchange (ADRs)	GOLD
Nasdaq Stock Market	GOLD

GROUP STRUCTURE


RANDGOLD RESOURCES LIMITED
100% Mining Investments Jersey Limited
100% Randgold Resources (Côte d'Ivoire) Limited
100% Randgold Resources (Mali) Limited
100% Randgold Resources (Senegal) Limited
100% Randgold Resources (Somilo) Limited
100% Randgold Resources Tanzania (T) Limited
100% Seven Bridges Trading 14 (Proprietary) Limited
50% Morila Limited
100% Randgold Resources (Côte d'Ivoire) SARL
100% Randgold Resources Mali SARL
80% Société des Mines de Loulo SA
80% Société des Mines de Morila SA

OPERATIONS DIRECTORY

BURKINA FASO
Sanmatenga JV
01 BP 4771, Ouagadougou 01
Telephone: (226) 36 39 36, Fax: (226) 36 31 46

CÔTE D'IVOIRE
Randgold Resources Côte d'Ivoire
c/o 01 BP 725, Abidjan 01
Telephone: (225) 20 225012, Fax: (225) 20 220516

GHANA
Randgold Resources Ghana
c/o Inter Afrique Holdings
21 Exam Loop, North Ridge, Accra, Ghana
Telephone: (233) 21 24 82 67, Fax: (233) 21 66 16 05

LONDON
4th Floor, 2 Savoy Court, Strand
London
WC2R 0EZ
Telephone: (44) 207 557 7730, Fax: (44) 207 557 7734

LOULO MINE
Telephone: (1) 646 722 0991/8, Fax: (1) 646 722 0996

MORILA MINE
Telephone: (31) 205 407 301/2, Fax: (31) 205 407 302

MALI
Randgold Resources Mali
104 Rue, 214 Hippodrome, BP E-1160, Bamako
Telephone: (223) 221 38 55, Fax: (223) 221 81 87

SENEGAL
Randgold Resources Senegal
67 Ave Andre Peytavin, BP 887, Dakar
Telephone: (221) 8 49 17 80, Fax: (221) 8 49 17 84

TANZANIA
Randgold Resources Tanzania
PO Box 2430, Mwanza, Plot 173, Block D, Isamilo, Mwanza
Telephone: (255) 28 250 0974, Fax: (255) 28 250 2089
Office mobile: (255) 744 211 116

SOUTH AFRICA
Seven Bridges Trading
PO Box 3011, Houghton 2041, South Africa
Telephone: (27) 11 481 7200, Fax: (27) 11 481 0878

PROXY FORM

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MONDAY 25 APRIL 2005 AT 15h00

RANDGOLD RESOURCES LIMITED

INCORPORATED IN JERSEY, CHANNEL ISLANDS. REGISTRATION NUMBER 62686

I/We ______________________________

of ______________________________

being the holders of ______________________________ ordinary shares ______________

hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the company to be held in the Conference Room of The Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands at 15h00 on 25 April 2005 and at every adjournment of that meeting.

Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.

Agenda item	Vote for	Vote against	Abstain
1 Ordinary resolution – Adoption of the directors' report and accounts			
2 Ordinary resolution – Re-election of directors: DM Bristow (Chief executive officer)			
3 Ordinary resolution - Re-election of directors: RA Williams (Finance director)			
4 Ordinary resolution – Adoption of the report of the remuneration committee			
5 Ordinary resolution – Approve the fees payable to the directors			
6 Ordinary resolution – Appoint PricewaterhouseCoopers LLP as auditors of the company			
7 Special resolution – Authorise the purchase of shares for cash			

Signed at ______________________ on ______________________ 2005

Signature(s) ______________________________

Assisted by me (WHERE APPLICABLE) ______________________________

Full names of signatory if signing in a representative capacity. Please use block letters.

NOTES TO THE PROXY

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MONDAY 25 APRIL 2005 AT 15h00

Instructions for signing and lodging the annual general meeting proxy form:

1 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2 The chairman shall be entitled to decline to accept the authority of the signatory;
- under the power of attorney; and
- on behalf of the company,

unless the power of attorney or authority is deposited at the office of the company's registrars being Computershare Investor Services (Channel Islands) Limited (see address details below) not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.

3 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

4 When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

6 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

7 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

8 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

REGISTRARS

Computershare Investor Services (Channel Islands) Limited
PO Box 83
Ordnance House
31 Pier Road, St Helier
Jersey JE4 8PW
Channel Islands
Tel: (44) 1534 825 203

CORPORATE DIRECTORY

DIRECTORS
Philippe Liétard
Dr D Mark Bristow
Bernard H Asher ~ ‡ **
Jean-Antoine Cramer §
Robert I Israel *
Dr Aubrey L Paverd §
Roger A Williams

* *Chairman of the remuneration committee*
~ *Chairman of the audit committee*
‡ *Member of the remuneration committee*
§ *Member of the audit committee*
** *Senior independent*

SECRETARY AND REGISTERED OFFICE
David J Haddon
La Motte Chambers, St Helier, Jersey, Channel Islands

REGISTRARS
Computershare Investor Services
(Channel Islands) Limited,
PO Box 83, Ordnance House, 31 Pier Road,
St Helier, Jersey, JE4 8PW, Channel Islands

UNITED STATES DEPOSITARY
American Depositary Receipts
The Bank of New York, Shareholder Relations Department,
101 Barclay Street, New York, NY, 10286

UK TRANSFER OFFICE
Computershare Services plc
7th Floor, Jupiter House Triton Court,
14 Finsbury Square London, EC2A 1BR

AUDITORS
PricewaterhouseCoopers LLP (London)

PRINCIPAL BANKERS
National Westminster Bank plc, Citibank NA

LEGAL COUNSEL
Ogier & Le Masurier (Jersey)
Fulbright & Jaworski LLP (New York)
Ashurst (London)

BROKERS
HSBC Investment Bank plc
Evolution Securities Limited

LISTING
Randgold Resources Limited was listed on the London Stock Exchange on 1 July 1997 (trading symbol: RRS) and the Nasdaq National Market on 11 July 2002 (trading symbol: GOLD).

INVESTOR RELATIONS
To obtain additional information about the company or to be placed on the company's distribution list, please contact:
Kathy du Plessis, Randgold Resources Investor Relations, PO Box 87386, Houghton, 2041, South Africa.
Telephone: (27) 11 728 4701, Fax: (27) 11 728 2547
E-mail: randgoldresources@dpapr.com

WEBSITE
Our website is regularly updated to supply you with the latest information on the company.
www.randgoldresources.com

Designed and produced by du Plessis Associates • Printed by The Quarto Press (Pty) Ltd